TSX CPG | NYSE CPG

CRESCENT POINT ENERGY CORP.

INFORMATION CIRCULAR - PROXY STATEMENT

MAY 2 | 2019

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

JUNE 14 | 2019

YOUR VOTE IS IMPORTANT - PLEASE READ THE ENCLOSED INFORMATION ABOUT THE BUSINESS OF THE MEETING AND LEARN MORE ABOUT CRESCENT POINT.

About Us

Crescent Point is a leading North American light oil producer, driven to enhance shareholder returns by cost-effectively developing a focused asset base in a responsible and sustainable manner.

Items to be Voted on at the Annual & Special Meeting

Our information circular provides important context on the items you will be voting on at the annual and special meeting. Please read the entire document before voting.

- Fixing the number of directors to 10
- Electing directors
- Appointing auditors
- Reducing our stated capital account
- Advisory vote on executive compensation

Your vote is important!

Annual & Special Meeting of Shareholders
June 14, 2019
Hyatt Regency Calgary, Imperial Ballroom
700 Centre Street SE, Calgary, AB T2G 5P6
10:00am MDT

2018 Marked a Significant Change

New Team. New Direction.

New management team led by President and CEO, Craig Bryksa

Refreshed Board led by new Chairman, Robert F. Heinemann

Completed an **in-depth review** of business strategy, assets, and organizational structure

Developed transition plan centered on **key value drivers**

- Cost reductions
- Disciplined capital allocation
- Balance sheet improvement

Our Vision.

- Focused asset base
- Stronger balance sheet
- Improved overall returns and per-share metrics
- Increased free cash flow generation, allowing for enhanced shareholder value

Transition Plan in Action

Cost Reductions

~5% reduction in capital costs	~10% G&A savings in 2019	Advancing new initiatives to reduce operating costs
Reduced executive team by 32% and total compensation by 43%	Lowered NEO compensation by ~20%	Completed organizational restructuring

Disciplined Capital Allocation

- Focused on risk-adjusted returns vs. simple volume growth
- Rescheduled capital program to improve efficiencies
- Executed 2018 program $38 MM under budget, with production ahead of guidance
- Enhancing shareholder value through share repurchase program
- Reduced 2019 budget by 30% with similar production as 2018

Balance Sheet Improvement

- Executed over $355 MM of dispositions in 2018 to maintain a strong balance sheet
- Further strengthening financial position by focusing asset base through additional dispositions
- Over $600 MM of excess cash flow expected in 2019 at current strip prices
- Advancing waterflood program as part of decline mitigation

Who We Are & How We Conduct Our Business

Safe Operations

- Strong safety culture and robust ERPs in place
- Most active driller in Canada while maintaining 5-year low TRIF and SIF
- New applications increasing reporting, identification, and communication

ERP: emergency response plan
TRIF: total recordable injury frequency
SIF: serious injury and fatality

Environmental Stewardship

- Continued to reduce fresh water usage in core areas
- Proactively managing emissions across operating areas with initiatives including new infrastructure
- Converted vehicles to less carbon intensive fuel sources
- Voluntary CDP submission for ninth consecutive year
- Bolstered environmental, social, and governance tracking

CDP: formally known as Carbon Disclosure Project

Community Investment

- Over $30 MM committed to community partnerships since inception
- Proudly supporting three main areas: education, sports, and health, safety and environment
- ~75% of employees volunteered for more than 2,000 hours of community service in 2018

2019 Director Nominees

Our deliberate and thoughtful Board renewal process has built an independent Board with diverse and complementary experiences from multiple sectors and backgrounds.

Director Nominee	Age	Director Since	Skills and Experience	Post-AGM Committee Membership				
				A	G	E	H	R
Robert F. Heinemann (Chair)	65	2014	Oil and gas executive with Board experience; extensive US energy industry and equity / debt markets experience					
Craig Bryksa[1]	42	2018 New	President and CEO, Crescent Point Energy Corp.; oil and gas executive with significant development and operational experience			■		
Laura A. Cillis	60	2014	Oilfield services executive with significant business and Board experience	C			■	
James E. Craddock	60	Nominee New	Extensive oil and gas experience at Board and executive levels	■				■
John P. Dielwart	66	2019 New	Oil and gas business founder and executive with extensive Board experience			C		■
Ted Goldthorpe	42	2017	Managing Partner, Global Credit Business for BC Partners (US); global finance and capital / debt markets background; experience operating in US markets	■	■			
Mike Jackson	57	2016	Banking and capital markets; significant experience advising and financing oil and gas / energy services companies	■	■		C	
Jennifer F. Koury	59	Nominee New	HR executive with domestic and international experience; expertise in developing total rewards programs			■	■	
François Langlois	59	2018	Oil and gas executive with extensive North American energy industry experience		■	■		C
Barbara Munroe	55	2016	Extensive legal experience at the executive level with diverse industry background		C		■	

(1) Non-independent director
C : Chair
■: Committee member

A: Audit
G: Corporate Governance and Nominating
E: Environment, Health and Safety
H: Human Resources and Compensation
R: Reserves

Strong Governance & Ongoing Board Renewal

Independent Board Member Diversity



33%
44%
33%

- Female (including nominees)
- Current or former CEO/COO/CFO
- Non-energy background

CEO: Chief Executive Officer
COO: Chief Operating Officer
CFO: Chief Financial Officer

Committee Independence

- Audit, Corporate Governance and Nominating, Human Resources and Compensation, and Reserves - 100%
- Environmental, Health and Safety - 75%
- All directors, other than Mr. Bryksa, are independent

Board Renewal & Impact on Tenure

- Over seven years of tenure
- Under seven years of tenure



2014

Seven new independent members since 2014



2018

Three new independent members added in 2019



Post
2019
AGM

Full Board renewal achieved since 2014

Incoming	Outgoing
2019	**2019**
John P. Dielwart	Rene Amirault
James E. Craddock	Peter Bannister
Jennifer F. Koury	Gerald A. Romanzin
2018	**2018**
François Langlois	Hugh Gillard

Governance & Compensation

Governance & Executive Compensation Practices

- ✔ Feedback incorporated from ongoing **shareholder engagement**
- ✔ Meaningful **share ownership requirements** for directors and officers
- ✔ **Performance-based pay**: 87% of CEO compensation linked to corporate performance
- ✔ Market-typical **executive employment agreements** in place for all officers
- ✔ **Double-trigger** change of control provisions in place
- ✔ **Clawback** of incentive compensation and anti-hedging policies in place

Compensation Philosophy

- **Pay for performance**: rewards results that create sustained value for shareholders
- **Pay at-risk**: weighted to long-term and at-risk pay
- **Market competitive** and comparable to peers
- **Affordable**: ensures sustainability over the long term
- Compensation design **attracts, retains, and motivates** executive talent

Resetting Named Executive Officer (NEO) Pay

In 2018, the Board reset NEO compensation and extended share ownership requirements to all officers. In 2019, the Board introduced market-competitive executive employment agreements, improved the mix of long-term incentives by decreasing the weighting of Options to 10%, and reset short and long-term performance targets to link pay outcomes to the successful execution of the transition plan.

NEO Total Compensation


~20%
2017
2018

A Message to Shareholders

Dear fellow shareholders:

In 2018, we put a new team and plan in place to significantly change the strategic direction of our company. As Crescent Point's new President and Chief Executive Officer, I am excited about our plan, the achievements we have accomplished to date, and the opportunity we have to create significant value for our shareholders going forward.

After completing a comprehensive review of our asset base, business strategy, and organizational structure in mid-2018, my newly established senior leadership team and I developed, and are currently executing, a transition plan to improve shareholder returns. This plan is centered on achieving cost reductions, a more disciplined capital allocation process, and a stronger balance sheet.

Cost Reductions

To date, we have reduced our drilling and completions costs by five percent and implemented new initiatives to further reduce operating expenses. We have also lowered named executive officer compensation by approximately 20 percent and total executive pay by 43 percent. Upon the review of our organizational structure, we also reduced our executive team by 32 percent and total workforce by 17 percent. These initiatives will result in our general and administrative expenses lowering by 10 percent in 2019 as we continue to focus on, and achieve, additional cost reductions across our operations.

Capital Allocation

Our capital allocation process has also improved by prioritizing projects based on risk-adjusted returns versus simple volume growth. We rescheduled our capital program to achieve a more consistent capital and production profile. The success of this program was proven when Crescent Point exceeded guidance for 2018 while coming in $38 million under budget. Our capital program also resulted in strong reserves growth that replaced over 140 percent of our annual production.

Our 2019 budget, which is 30 percent lower than in 2018, is now expected to generate increased corporate returns, improved capital efficiencies, and excess cash flow in comparison to prior years. As part of our capital allocation review, in January 2019, we reduced our dividend and implemented a normal course issuer bid. Given the value of our current share price relative to its intrinsic net asset value, we believe share repurchases currently provide attractive returns and are an excellent way to create long-term shareholder value.

Improved Financial Flexibility

In addition to delivering cost savings and improved capital discipline, we continue to focus our asset base through a flexible and disciplined asset disposition process. To this end,

"After completing a comprehensive review of our asset base, business strategy and organizational structure in mid-2018, my newly established senior leadership team and I developed, and are currently executing, a transition plan to improve shareholder returns. This plan is centered on achieving cost reductions, a more disciplined capital allocation process, and a stronger balance sheet."

- Craig Bryksa, President and CEO

we completed over $355 million of dispositions in 2018 and are targeting additional asset dispositions. We also remain active on our hedging program to further protect our financial flexibility and cash flows during periods of increased commodity price volatility.

I commend our team for a strong year of operational execution. We are on track with our plans for 2019 and are very confident about our company's future direction. I would like to thank all of our shareholders for their support and look forward to continued feedback and engagement with them.

Craig Bryksa
President and Chief Executive Officer

Robert F. Heinemann, Chairman of the Board

Change is also underway at the Board level with the nomination of two new independent directors at this year's annual meeting. Each nominee brings new perspectives, diversity, and a breadth of knowledge that is accretive to our Board, company, and shareholders. With these changes, subsequent to this year's shareholder meeting, our Board will have completed a 100 percent renewal since 2014.

As part of our renewal process, I would like to acknowledge Peter Banister and Gerald Romanzin, who are retiring at this year's annual meeting. Peter and Gerald have been independent directors since 2003 and 2004, respectively, and have contributed significantly to the company's direction and growth from a junior oil and gas producer to the respected senior producer we are today.

I would also like to thank Rene Amirault, who recently retired from the Board, for his thoughtful contributions and valuable guidance.

In addition to the operational strength and capital discipline Crescent Point showed in 2018, we also bolstered our environmental, social, and governance reporting. Further, we proactively managed emissions across our operating areas through projects such as new infrastructure, automation, and converting our vehicles to less carbon intensive fuel sources. I am also proud that we achieved five-year lows in terms of both total recordable injury frequency ("TRIF") and serious injury and fatality ("SIF").

Consistent with best practices in governance, we regularly engage with our shareholders and stakeholders to seek feedback on all aspects of our business. As we value these opinions, we will continue our regular engagement efforts during this very important transition phase in our company's history.

Both our Board and management team look forward to the ongoing execution of our transition plan during this upcoming year. We would also like to thank our shareholders for their continued support during this transition.

Robert F. Heinemann
Chairman of the Board

"Change is also underway at the Board level with the nomination of two new independent directors at this year's annual meeting. Each nominee brings new perspectives, diversity, and a breadth of knowledge that is accretive to our Board, company, and shareholders. With these changes, subsequent to this year's shareholder meeting, our Board will have completed a 100 percent renewal since 2014."

- Robert F. Heinemann, Chairman of the Board

Table of Contents

NOTICE OF OUR ANNUAL AND SPECIAL MEETING TO BE HELD ON FRIDAY, JUNE 14, 2019

You are invited to our 2019 annual and special meeting:

When	Friday, June 14, 2019 10:00 am MDT
Where	Hyatt Regency, Imperial Ballroom 700 Centre Street SE Calgary, Alberta
Your vote matters	If you held Crescent Point common shares on May 2, 2019, you are entitled to receive notice of, attend, and to vote at this meeting.

The business of the meeting is to:

1. Receive and consider the financial statements for the year ended December 31, 2018, together with the auditor's report;
2. Fix the number of directors to be elected at the meeting at 10;
3. Elect directors for the coming year or until their successors are duly elected or appointed;
4. Appoint the auditors for the coming year and to authorize the Board of Directors ("Board") to fix their remuneration for 2019;
5. Adopt a special resolution to reduce the stated capital account maintained in respect of the common shares of Crescent Point by $6 billion, and have a related credit to the contributed surplus account;
6. Approve an advisory resolution accepting our approach to executive compensation; and
7. Transact other business as may properly be brought forward.

If you are unable to attend the meeting in person, you are entitled to vote by proxy. See the 'Solicitation of Proxies' section for information.

You can access our 2018 financial statements and other documents and information online:

www.crescentpointenergy.com www.sedar.com (SEDAR) www.sec.gov/edgar.shtml (EDGAR)

By order of the Board of Directors,

Craig Bryksa
Director, President and Chief Executive Officer
Calgary, Alberta
May 2, 2019

ABOUT THE TERMS IN THIS DOCUMENT

- *annual meeting, meeting,* and *AGM* refer to the 2019 annual and special meeting of our shareholders
- *Board, directors, executives,* and *management* mean those positions of Crescent Point
- *common shares* mean Crescent Point's common share
- *information circular* refers to this Information Circular – Proxy Statement
- *shareholders* means holders of Crescent Point common shares
- *we, us, our, company,* and *Crescent Point* mean Crescent Point Energy Corp. and where applicable, its subsidiaries and other entities controlled, directly or indirectly, by Crescent Point
- *you* and *your* refer to the shareholder
- All dollar amounts are in Canadian dollars, unless indicated otherwise
- Information is as of April 10, 2019, unless indicated otherwise
- The fair value of common shares is calculated using the 1-day volume weighted average common share price on the Toronto Stock Exchange ("TSX"), unless indicated otherwise
- For additional information see Non-GAAP Financial Measures and Forward-Looking Statements and Reserves Data

MEETING AND VOTING INFORMATION

Solicitation of Proxies

This information circular is supplied in connection with the solicitation of proxies by management of Crescent Point's management for use at our AGM to be held on Friday, June 14, 2019 at 10:00 am MDT at the Hyatt Regency, Imperial Ballroom, 700 Centre Street SE, Calgary, Alberta for the purposes as described in the 'Notice of Annual and Special Meeting of our Shareholders' section.

Instruments of proxy or voting instructions must be received from by Crescent Point, or its agents, not less than 48 hours (excluding Saturdays, Sundays and holidays) before our meeting. Registered shareholders may submit their vote by:

Mail:
Computershare Trust Company of Canada
Attention: Proxy Department
8th floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

Internet:
Go to www.investorvote.com and enter the 15-digit control number printed on your form of proxy and follow the instructions on the web page to vote your shares.

Phone:
Call 1-866-732-8683 (toll-free in North America) and enter the 15-digit control number printed on your form of proxy. Follow the instructions provided by the interactive voice recognition system to vote your shares.

In person at the meeting:
Register with a Computershare representative when you arrive at the meeting. If you intend to vote at the meeting, do not fill out your form of proxy as you will be casting your vote at the meeting.

The deadline for deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice.

The costs incurred in the preparation and mailing of this information circular and related materials will be borne by Crescent Point. In addition to solicitation by mail, proxies may be solicited by personal meetings, telephone, or other

means of communication and by directors, officers, and employees of Crescent Point, who will not be specifically compensated for.

We have engaged Kingsdale Advisors ("Kingsdale") to provide strategic shareholder advisory and proxy solicitation services and will pay fees of approximately $36,300 to Kingsdale for its services and additional out-of-pocket expenses. We may also reimburse brokers and other persons holding shares in their name or in the name of nominees for the costs incurred when sending proxy material to their principals in order to obtain their proxies. You can contact Kingsdale by email at contactus@kingsdaleadvisors.com or by telephone at 1-888-518-6559 (toll-free in North America) or at 1-416-867-2272 (collect call for shareholders outside North America).

Record Date

Our Board has fixed the record date for the meeting as the close of business on May 2, 2019. If you held shares on that date, you are entitled to receive notice of, attend, and vote at the meeting. Each outstanding common share on that date is entitled to one vote.

Voting by Proxy

Voting by proxy is the easiest way to vote. It means you are giving someone else (i.e. your proxyholder) the authority to attend the meeting and vote for you according to your instructions. **It is your right to appoint a person or company of your choosing to represent you at the meeting and vote accordingly.** Craig Bryksa, President and Chief Executive Officer, or failing him, Ken Lamont, Chief Financial Officer, each (with full power of substitution) have agreed to act as Crescent Point proxyholders to vote your shares at the meeting according to your instructions.

If you do not name a different proxyholder when you sign your form, you are authorizing Mr. Bryksa or Mr. Lamont to act as your proxyholder to vote for you at the meeting according to your instructions. Voting recommendations:

- FOR fixing the number of directors to be elected at the annual and special meeting at 10;
- FOR the election of the persons nominated to serve as directors;
- FOR the appointment of PricewaterhouseCoopers LLP as auditors;
- FOR the special resolution to reduce the company's stated capital; and
- FOR the advisory resolution to accept Crescent Point's approach to executive compensation.

Notice to Beneficial Holders of Common Shares

You are a beneficial holder if your shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee, or other institution. Only proxies deposited by registered shareholders of Crescent Point can be recognized and acted upon at the meeting. If you are a beneficial shareholder, your package includes a voting instruction form that outlines how to vote. Common shares held by brokers or their nominees can only be voted upon with the instructions of the beneficial shareholder. Without specific instructions, the Canadian broker/nominees are prohibited from voting common shares for their clients. Without specific instructions, U.S. brokers and their agents or nominees are prohibited from voting common shares for the broker's client with respect to "non-routine" matters, but may vote such common shares with respect to "routine matters", which is the appointment of the auditor. When a broker is unable to vote on a proposal because it is non-routine and the owner of the common shares does not provide voting instructions, a "broker non-vote" occurs. Broker non-votes have no effect on the vote on such a proposal because they are not considered present and entitled to vote. Beneficial shareholders cannot be recognized at the meeting for the purposes of voting the common shares in person or by way of proxy except as outlined below.

Your broker is required by law to receive voting instructions from you before voting your shares. Every broker has their own mailing procedures and instructions for returning the completed voting instruction form, so be sure to follow the instructions provided on the form. Most brokers delegate responsibility for obtaining instructions from their clients to Broadridge Investor Communications Corporation ("Broadridge"). Broadridge mails the proxy materials and voting

instruction form to beneficial shareholders, at our expense. The voting instruction form will name the same Crescent Point representatives listed above in the section 'Voting by Proxy' to act as Crescent Point proxyholders.

Additionally, we may use Broadridge's QuickVote™ service to assist beneficial shareholders with voting their shares. Beneficial shareholders may be contacted by Kingsdale to obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all the instructions received and provides the appropriate instructions respecting the shares to be represented at the meeting.

Notice to Holders of Common Shares in the United States

Our solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "US Exchange Act"), by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this information circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States of America ("US") should be aware that requirements are different than those of the US-applicable proxy statements under the US Exchange Act.

It may be difficult for you to enforce your rights and any claim you may have arising under US federal securities laws, since we are located outside the US and some or all of our officers and directors are residents of a country other than the US. You may not be able to sue or effect service of process upon a non-US entity or its officers or directors in a non-US court for violations of US securities laws. It may be difficult to compel a non-US entity and its affiliates to subject themselves to a US court's judgment or to enforce a judgment obtained from a US court against the issuer.

Revocability of Proxy

A submitted proxy may be revoked at any time prior to it being exercised. If you have given a proxy and attend the meeting at which the proxy is to be used in person, you may revoke the proxy and vote in person instead. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by yourself (or your attorney authorized in writing) or, in the case of a shareholder being a corporation, under the corporate seal or by a duly authorized officer or attorney. The revocation of proxy can be deposited either at Crescent Point's head office (Suite 2000, 585 8 Avenue S.W., Calgary, Alberta, Canada) at any time up to and including the last business day preceding the day of the meeting at which the proxy is to be used, or with the chair of the meeting on the day of the meeting, at which point the submitted proxy is revoked.

Notice-and-Access

We have elected to use the Notice-and-Access Provisions under National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* (the "Notice-and-Access Provisions") for the annual meeting in respect of mailings to beneficial shareholders of common shares but not in respect of mailings to registered holders of our common shares (i.e. a shareholder whose name appears on our records). The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post online an information circular in respect of a meeting of its shareholders and related materials.

More specifically, we have elected to use procedures known as 'stratification' in relation to our use of the Notice-and-Access Provisions. As a result, registered shareholders will receive a paper copy of the Notice of Annual and Special Meeting, this information circular and a form of proxy, whereas beneficial shareholders will receive a notice containing information prescribed by the Notice-and-Access Provisions and a voting instruction form. In addition, a paper copy of the Notice of Annual Meeting, this information circular, and a voting direction will be mailed to those shareholders who do not hold their common shares in their own name but who have previously requested to receive paper copies of these materials. Furthermore, a paper copy of the financial information in respect of our most recently completed financial year was mailed to those registered and beneficial shareholders who previously requested to receive such information.

We will be delivering proxy-related materials to non-objecting beneficial shareholders directly with the assistance of Broadridge. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial shareholders.

Common Shares and Principal Holders Thereof

Crescent Point is authorized to issue an unlimited number of common shares. As at April 10, 2019, 548,822,883 common shares were issued and outstanding. To the best of the knowledge of the Board, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 10% of the voting rights attached to the issued and outstanding common shares that may be voted at the meeting.

As of April 10, 2019, our directors and officers ("D&O") owned, directly or indirectly, 1,360,544 common shares, or 0.25% of the outstanding common shares, having a fair value of approximately $7.2 million and 489,370 Restricted Share Units ("RSUs"), having a fair value of approximately $2.6 million. Directors and officers are subject to a robust share ownership requirement policy. All directors and officers have met or are on track to meet their ownership requirements, for more information see the 'Director Ownership Requirements' and 'Executive Ownership Requirements' sections.

Quorum for the Meeting

We must have a quorum for the meeting to proceed. Quorum constitutes two people present, in person, at the meeting, who are entitled to vote at the meeting and represent at least 25% of the issued and outstanding Crescent Point common shares. The two people are entitled to vote in their own right, by proxy, or as a duly authorized representative of a shareholder.

Approval Requirements

All of the matters to be considered at the meeting, except for the resolution pertaining to the reduction in stated capital, are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of shareholders present in person or represented by proxy at the meeting. The resolution pertaining to the reduction in stated capital is a special resolution requiring approval by at least two-thirds of the votes cast in respect of the resolution or on behalf of shareholders present in person or represented by proxy at the meeting.

Report on Voting Results

Crescent Point will publicly disclose the results, including voting percentages, of all votes held at the meeting. In addition, the applicable voting results for the election of the directors of the company at our 2018 AGM are disclosed with the director biographies below.

MATTERS TO BE ACTED UPON AT THE MEETING

1. Fixing Number of Directors

We propose that the number of directors of Crescent Point to be elected at the AGM to hold office until the next meeting or until their successors are elected or appointed, subject to the Articles and By-Laws of Crescent Point, be set at 10. There are presently 10 directors; eight will stand for re-election to office at the meeting.

We recommend that you vote FOR fixing the number of directors to be elected at the meeting at 10.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR setting the number of directors to be elected at the meeting at 10.

2. Election of Directors

The Articles of Crescent Point presently provide for a minimum of one director and a maximum of 11 directors. There are currently 10 directors. Shareholders are entitled to elect members to the Board by vote at a meeting of shareholders.

The 10 nominees proposed for election as directors of Crescent Point are as follows:

Robert F. Heinemann (Chair)
Craig Bryksa
Laura A. Cillis
James E. Craddock
John P. Dielwart
Ted Goldthorpe
Mike Jackson
Jennifer F. Koury
François Langlois
Barbara Munroe

Voting for the election of directors will be conducted on an individual, not a slate, basis.

We recommend that you vote FOR the election of each of the foregoing nominees as directors.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR the election of each of these nominees unless the shareholder specifies authority to do so is withheld.

3. Appointment of Auditors

Shareholders will be asked to pass an ordinary resolution to re-appoint PricewaterhouseCoopers LLP as our auditors, to hold office until the next annual meeting of shareholders at a remuneration to be determined by the Board. PricewaterhouseCoopers LLP have acted as the auditors of Crescent Point and Crescent Point Energy Trust since September 2003.

We recommend that you vote FOR the appointment of PricewaterhouseCoopers LLP as the auditors of Crescent Point to hold office until the next annual meeting of shareholders at a remuneration to be determined by the Board.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of Crescent Point.

4. Adoption of Special Resolution to Reduce Stated Capital Account

At the Meeting, shareholders will be asked to consider and, if deemed advisable, adopt, with or without amendments, a special resolution to reduce the stated capital account maintained in respect of the common shares by $6 billion (the "**Stated Capital Reduction**"). If approved, the Stated Capital Reduction will be effective as of June 30, 2019.

Background and Reasons for the Reduction in Stated Capital

Under the *Business Corporations Act (Alberta)* ("ABCA"), a corporation is prohibited from taking certain actions, including declaring or paying a dividend, or buying its own shares, if, among other things, there are reasonable grounds for believing that the realizable value of its assets would as a result of the declaration or payment of the dividend or the repurchase of shares be less than the aggregate of its liabilities and stated capital of all classes of shares.

The purpose of reducing the stated capital of the common shares is to reduce the aggregate of Crescent Point's liabilities and stated capital so as to increase the difference between such amount and the realizable value of the company's assets, thereby providing the company with additional flexibility to pay dividends if, as and when declared by the Board, and to make purchases under a normal course issuer bid or other form of issuer bid. The proposed Stated Capital Reduction will have no impact on our day-to-day operations and will not alter our debt arrangements and financial condition.

The ABCA provides that a corporation shall not reduce its stated capital if there are reasonable grounds for believing that (i) the corporation is, or would after the reduction be, unable to pay its liabilities as they become due, or (ii) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities. Crescent Point does not have reasonable grounds to believe that (i) it is, or would after the proposed Stated Capital Reduction be, unable to pay its liabilities as they become due, or (ii) the realizable value of Crescent Point's assets would, as a result of the proposed Stated Capital Reduction, be less than the aggregate of the company's liabilities.

Certain Canadian Federal Income Tax Considerations

The following is a summary of certain Canadian federal income tax considerations applicable to shareholders in respect of the Stated Capital Reduction. This summary is of a general nature only and is not intended to constitute, nor should it be construed to constitute, legal or tax advice to any particular shareholder. Shareholders are advised to consult their own tax advisors regarding the consequences to them of the Stated Capital Reduction, taking into account their own particular circumstances and any applicable foreign, provincial or territorial legislation.

This summary is based on the current provisions of the *Income Tax Act* (Canada) (the "Tax Act") and the published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form or at all. Except for the Tax Proposals, this summary does not take into account or anticipate any changes in law or any changes in the administrative policies or assessing practices of the CRA, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

The Stated Capital Reduction will not result in any immediate Canadian income tax consequences to shareholders. Since no amount will be paid by the Company on the reduction, none of the shareholders will be deemed to have received a dividend and there will not be any reduction in the adjusted cost base of the common shares to the shareholders as a result of the Stated Capital Reduction. The Stated Capital Reduction will reduce the "paid-up capital" ("PUC") of the common shares for purposes of the Tax Act by an amount equal to the reduction of stated capital. The reduction in PUC of the common shares may have future Canadian federal income tax consequences to a shareholder, including, but not limited to, if the Company repurchases any common shares, on a distribution of assets by the Company or if the Company is wound-up.

Form of Resolution and Approval Requirement

Shareholders will be asked at the meeting to consider and, if thought appropriate, approve the following resolution:

"BE IT RESOLVED THAT:

1. The stated capital account of the common shares be reduced by $6 billion, all as more particularly described in the company's management information circular - statement dated May 2, 2019; and
2. Any director or officer of the Corporation is authorized and directed to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the foregoing resolution,
3. Notwithstanding that this resolution has been passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized to and empowered to revoke this resolution, without any further approval of the Corporation's shareholders, at any time if such revocation is considered necessary or desirable by the Directors.

In order to be passed, the above special resolution must be approved by not less than two-thirds of the aggregate votes cast by shareholders at the meeting.

We recommend that you vote <u>FOR</u> the resolution approving the Stated Capital Reduction.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR the resolution as set out above.

5. Advisory Vote on Executive Compensation

Our Board believes that shareholders should have the opportunity to fully understand the philosophy and objectives that guide the executive compensation decisions made by the Human Resources and Compensation Committee ("HRCC") and the Board. Executive compensation is a key component of our corporate governance, and it is our intention that this shareholder advisory vote will continue to form an integral part of the Board's shareholder engagement process around executive compensation.

In 2018 and 2019, we continued to evaluate and implement organizational and compensation plan changes in response to both our 2018 say-on-pay vote and the subsequent feedback we sought and received from shareholders, proxy advisory firms, compensation consultants, and our senior leadership team following the vote.

As a result of this process, we have made the following changes:

Organizational Changes:

- We continued our Board renewal and established our new senior leadership team.
- The company completed a restructuring that included a 32% reduction in executive positions and a 17% reduction in our total workforce, thereby rightsizing the organization to execute on our transition plan and strategy, and resulting in significant annualized cost savings totaling ~$50 MM.

Re-established Executive Compensation:

- We reduced Named Executive Officers ("NEO") compensation by ~20% and total executive pay by 43% as a result of our restructuring.
- We reset President and Chief Executive Officer's ("CEO's") total compensation in the bottom quartile of our compensation peer group.
- We improved our mix of long-term incentives ("LTI") by decreasing the weighting of Options to 10% to better balance absolute and relative share price performance.
- Reset short and long-term performance targets to link pay outcomes to the successful execution of the transition plan.

For more information, see the 'Compensation Plan Changes' and 'Looking Ahead to 2019' sections.

Compensation Plan and Governance Changes:

- We increased the weighting of relative Total Shareholder Return ("TSR") within our Performance Share Unit ("PSU") scorecard to increase the relationship between executive pay and both relative share price improvement and industry out-performance.
- All officers entered into written employment agreements to better align with corporate governance best practice and market competitive termination provisions.
- We extended our executive share ownership requirements to include all officers, not just the CEO, Chief Financial Officer ("CFO"), and Chief Operating Officer ("COO").

For more information regarding our compensation philosophy and practices, see the 'Executive Compensation' section of this information circular.

As this is an advisory vote, the results will not be binding on the Board. Although the Board, and specifically the HRCC, will not be obligated to take any compensation actions or make any adjustments to executive compensation plans as a result of the vote; we place a great deal of importance on our shareholders' views and we commit to take

further action as required. We will disclose the results of the shareholder advisory vote as a part of our report on voting results for the meeting.

Form of Resolution Approving Advisory Vote on Executive Compensation

At the meeting, shareholders will be asked to approve the following by ordinary resolution:

"BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the company's Board, the shareholders accept the company's approach to executive compensation disclosed in the information circular of the company dated May 2, 2019."

We recommend that you vote <u>FOR</u> the advisory vote on executive compensation.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR the resolution as set out above.

BOARD AND GOVERNANCE HIGHLIGHTS

Board Composition and Policies		Page
✓	Independent directors (nine or 90% - all except the CEO)	12
✓	Board is 100% refreshed since 2014	33
✓	Every meeting has an in-camera session with independent directors	12
✓	Share ownership requirements for directors	23
✓	Director orientation and continuing education	20
✓	Formal Board evaluation process	30
✓	Majority Voting Policy	12
Shareholder Rights		
✓	Annual election of directors	6
✓	Directors elected individually (not by slate)	6
Governance		
✓	Fully independent Audit, Corporate Governance and Nominating, HRCC, and Reserves Committees	28
✓	Separate Board Chair and CEO	28
✓	Code of Business Conduct and Ethics Policy	35
✓	Diversity Policy	33
✓	Anti-hedging Policy	35
✓	CEO evaluation and management succession planning	31
✓	Board succession planning	29
Compensation		
✓	Annual advisory vote on executive compensation	9
✓	Director participation restrictions	22
✓	Solicit feedback from third party consultants and shareholders	49
✓	Executive incentive compensation Clawback Policy	51
Environmental, Social, and Governance Matters		
✓	Shareholder Engagement - Outreach to shareholders	36
✓	Environmental Initiatives - Responsibly enhancing environmental performance	37
✓	Safety Culture - Our commitment to safe operations	37
✓	Employee Engagement - Annual survey to solicit feedback and effect positive change	37
✓	Community Engagement - Positively impacting our communities	38

In addition to complying with the corporate governance guidelines which apply to all public companies in Canada and are outlined under National Policy 58-201 – *Corporate Governance Practices* ("NP 58-201") and National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("NI 58-101"), Crescent Point strives to achieve industry-leading best practices in governance. With respect to the US, we are required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the US Securities and Exchange Commission (the "SEC") pursuant to that Act, as well as the governance rules of the New York Stock Exchange ("NYSE"), in each case, as applicable to foreign private issuers like Crescent Point. Most of the NYSE corporate governance standards are not mandatory for Crescent Point as a foreign private issuer, but we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to US issuers listed on NYSE under NYSE corporate governance standards. These significant differences are disclosed on our website www.crescentpointenergy.com. Except as disclosed on our website, we are in compliance with the NYSE corporate governance standards in all significant respects.

DIRECTOR NOMINEES AND COMPENSATION

Nominees

Our director nominees bring vast experience in areas that are important to our success. The 'Director Biographies' section outlines the name, residence and age of each of the 10 individuals nominated for election as our directors, the period served as a director of Crescent Point, their principal occupation, Board meeting attendance, committee membership and attendance, the voting results of the 2018 AGM, compensation earned, common shares owned, value at-risk, including common shares, RSUs, and Deferred Share Units ("DSUs"), ownership requirement achievement and their other public board experience.

Independence and Alignment with Shareholders

All directors, except for Mr. Bryksa, President and CEO, are independent as determined in accordance with applicable Canadian securities laws and NYSE requirements. The Board used a detailed annual questionnaire to assist in determining if a director is independent. The directors standing for re-election meet or exceed their share ownership requirement given that non-employee directors have five years from their initial election or appointment date to comply with the share ownership policy requirements.

Individual Voting and Majority Voting Policy

Director nominees are voted for on an individual, not a slate, basis. In addition, the Board has adopted a "majority voting" policy that meets the requirements of the TSX and requires any director nominee who receives a greater number of votes "withheld" than votes "for" his or her election to submit his or her resignation for consideration promptly after the AGM. The Board will review the results of the vote and determine whether to accept the resignation within 90 days. Absent exceptional circumstances, the Board will accept the resignation which will be effective upon acceptance. A press release, provided to the TSX in advance, will be promptly issued disclosing the Board's decision, including, if applicable, the reason for not accepting the resignation. The policy does not apply in circumstances involving contested director elections. A director who tenders a resignation pursuant to this policy will not participate in any Board or committee meetings at which the resignation is considered.

Attendance and Sessions without Management

Crescent Point directors attended 97% of Board and committee meetings in 2018. Each Board, Audit Committee, Corporate Governance and Nominating Committee, HRCC, and Reserves Committee meeting is either held entirely without members of management present or includes an in-camera session without management present. A majority of the number of directors appointed constitutes a quorum at any meeting of directors. Notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors and no business may be transacted by the Board except at a meeting of its members at which a quorum of the Board is present.

Director Compensation

In 2018, non-employee directors were paid Board and committee chair membership retainers and meeting attendance fees. Total fees earned in 2018 were $1,044,211 in aggregate. In addition, under the terms of the Restricted Share Bonus Plan ("RSBP"), non-employee directors may be granted RSUs up to a maximum annual value of $150,000.

Detailed information on our director nominees, compensation and other important information can be found on the following pages:

DIRECTOR BIOGRAPHIES

ROBERT F. HEINEMANN — CHAIR/INDEPENDENT DIRECTOR



Plano, Texas, US
Age: 65
Director Since: 2014

Mr. Robert F. Heinemann is an oil and gas executive who brings more than 30 years of experience to the Crescent Point Board. Most recently, he served as President, Chief Executive Officer and director of Berry Petroleum Company ("Berry"), where he developed and executed that company's growth and capital allocation strategies. He served as a director of Berry from 2002 until 2013, and as President and Chief Executive Officer from 2004 through 2013. Previously, Mr. Heinemann worked for Halliburton Company and Mobil Corporation in a number of operational, technology, management, and executive roles of increasing responsibility.

Mr. Heinemann serves on the board of directors of QEP Resources, Inc., Great Western Oil and Gas Company, LLC and Chaparral Energy, Inc. He is a member of the Society of Petroleum Engineers. He holds a Bachelor of Engineering and a Doctorate in chemical engineering from Vanderbilt University.

Board and Committee	2018 Meeting Attendance	Voting Results of 2018 Annual Meeting	
Board of Directors (Chair)	15/16	Votes For	91.80 %
Environmental, Health and Safety	2/3	Votes Withheld	8.20 %
Human Resources and Compensation	6/6	**Ownership Requirement**[(1)]	
Reserves	2/2	Requirement	3x annual retainer
Special	7/7	Multiple of Requirement[(2)]	0.7
Overall Attendance	94 %	On Track to Meet Requirement	Yes
2018 Compensation ($)	**Common Shares (#)**	**DSUs and RSUs (#)**	**Market Value ($)**[(3)]
295,411	16,795	42,591	314,746
Other Public Boards			
QEP Resources: Audit Committee and Compensation Committee; Chaparral Energy: Chair			

CRAIG BRYKSA

NON-INDEPENDENT DIRECTOR



Calgary, Alberta, Canada
Age: 42
Director Since: 2018

Mr. Bryksa was appointed to President and Chief Executive Officer on September 5, 2018, and was promoted to interim President and Chief Executive Officer on May 29, 2018. Prior to his promotion, he was Vice President, Engineering West, and has held a number of senior management roles with Crescent Point since joining the company in 2006 as an Exploitation Engineer. Mr. Bryksa has directly overseen the development and operations of each of Crescent Point's core assets, most recently the Shaunavon, Uinta Basin, North Dakota, Viking, Swan Hills, and other Alberta resource plays, including the East Shale Duvernay.

Mr. Bryksa has spent 17 years as a professional engineer in the oil and gas industry, working with companies such as Enerplus Resources Fund and McDaniel and Associates Consultants. Mr. Bryksa is a member of the Association of Professional Engineers and Geoscientists of Alberta and Association of Professional Engineers and Geoscientists of Saskatchewan. He holds a Bachelor of Applied Science degree in petroleum systems engineering from the University of Regina.

Board and Committee	2018 Meeting Attendance	Voting Results of 2018 Annual Meeting	
Board of Directors	7/7	Votes For	n/a
Environmental, Health and Safety	2/2	Votes Withheld	n/a
Overall Attendance	100 %	**Ownership Requirement[5]**	
		Requirement	3x salary
		Multiple of Salary	1.2x
		Meets Requirement	Yes
2018 Compensation ($)[6]	**Common Shares (#)[4]**	**RSUs (#)**	**Market Value ($)[3]**
n/a	95,317	114,564	1,112,369
Other Public Boards			
None			

LAURA A. CILLIS

INDEPENDENT DIRECTOR



Calgary, Alberta, Canada
Age: 60
Director Since: 2014

Ms. Laura A. Cillis has 25 years of experience working in publicly traded, primarily international, organizations and has a broad range of leadership, corporate governance and financial experience. Ms. Cillis is currently a director and member of the Governance and HR Committee of Solium Capital Inc. as well as chair of its Audit Committee. In March 2019, Ms. Cillis joined the board of Western Forest Products Inc.

Ms. Cillis was a director and member of the Audit Committee of Enbridge Income Fund Holdings Inc. from July 2016 until its privatization in November 2018 and was a director and member of the Audit, Finance and Risk Committee and chair of the Safety & Reliability Committee for the related Enbridge Income Fund group companies. She previously served as Senior Vice President, Finance and Chief Financial Officer for Calfrac Well Services Ltd. from November 2008 to June 2013. Prior thereto, she was the Chief Financial Officer of Canadian Energy Services L.P. since January 2006.

Ms. Cillis is a CPA, CA, holds the ICD.D designation granted by the Institute of Corporate Directors and is a member of FEI. Ms. Cillis earned her Bachelor of Commerce degree from the University of Alberta.

Board and Committee	2018 Meeting Attendance	Voting Results of 2018 Annual Meeting	
Board of Directors	15/16	Votes For	91.73 %
Audit (Chair)	4/4	Votes Withheld	8.27 %
Human Resources and Compensation	8/8	**Ownership Requirement[1]**	
Overall Attendance	96 %	Requirement	3x annual retainer
		Multiple of Requirement[2]	1.0
		Meets Requirement	Yes
2018 Compensation ($)	**Common Shares (#)[4]**	**DSUs and RSUs (#)**	**Market Value ($)[3]**
236,751	23,622	34,736	309,298
Other Public Boards			
Solium Capital Inc.: Audit Committee (Chair), Governance & Human Resources Committee; Western Forest Products Inc.			

JAMES E. CRADDOCK

INDEPENDENT DIRECTOR



Whitney, Texas, US
Age: 60
Director Nominee

Mr. James E. Craddock has served on Noble Energy Inc.'s Board of Directors since its merger with Rosetta Resources Inc. in 2015 and served as the Chairman, Chief Executive Officer and President of Rosetta from 2013 to 2015. Mr. Craddock is currently a member of Noble's Compensation and Corporate Governance and Nominating committees and is Chair of the Safety, Sustainability and Corporate Responsibility Committee. Previously, he was the Executive Director and Chief Operating Officer for BPI Industries Inc. and held several positions of increasing responsibility over a 20-year career at Burlington Resources Inc. He holds a Bachelor of Science in Mechanical Engineering from Texas A&M University.

Mr. Craddock does not currently hold any Crescent Point securities. This is his first time standing for election to our Board.

Other Public Boards

Noble Energy Inc.: Compensation Committee, Corporate Governance and Nominating Committee, Environmental, Health and Safety Committee (Chair)

JOHN P. DIELWART

INDEPENDENT DIRECTOR



Calgary, Alberta, Canada
Age: 66
Director Since: 2019

Mr. John P. Dielwart brings a wealth of experience and knowledge to Crescent Point's Board with a varied 40-year career in the oil and gas sector. Most notably, Mr. Dielwart is a founding member of ARC Resources Ltd., holding the position of Chief Executive Officer from 2001 to 2013 and currently serving as a Director on its Board. He is also Vice-Chairman and Director of ARC Financial Corp., sitting on its Investment and Strategy committees where he provides leadership support on various complex issues, including internal governance and investment decision-making. Prior to joining ARC in 1996, Mr. Dielwart spent 12 years with a major Calgary based oil and natural gas engineering consulting firm, as Senior Vice-President and a director, where he gained extensive technical knowledge of oil and natural gas properties in western Canada.

Mr. Dielwart has a Bachelor of Science degree in Civil Engineering with Distinction from the University of Calgary. He is a professional engineer, holds the ICD.D designation granted by the Institute of Corporate Directors and has served two three-year terms as a Governor of the Canadian Association of Petroleum Producers, including 18 months as Chairman.

Mr. Dielwart does not currently hold any Crescent Point securities. This is his first time standing for election to our Board.

Other Public Boards

ARC Resources Ltd.: Risk Committee, Safety, and Reserves and Operational Excellence Committee (Chair); Denbury Resources Inc.: Compensation Committee, Reserves and HSE Committee, and Risk Committee; TransAlta Corporation: Audit and Risk Committee, and Governance, Safety and Sustainability Committee (Chair)

TED GOLDTHORPE

INDEPENDENT DIRECTOR



New York, New York, US
Age: 42
Director Since: 2017

Mr. Ted Goldthorpe is a financial professional who has been serving as Managing Partner in charge of Global Credit Business for BC Partners since February 2017. Prior thereto, he was the President of Apollo Investment Corporation, Chief Investment Officer of Apollo Investment Management, and Senior Portfolio Manager, US Opportunistic Credit from April 2012 to August 2016. Previously, Mr. Goldthorpe was employed by Goldman Sachs & Co., where he held a variety of positions since joining the firm in 1999. Mr. Goldthorpe joined the Board of Crescent Point in May 2017.

Mr. Goldthorpe received a B.A. in Commerce from Queen's University and is a frequent guest lecturer at leading universities across North America. Mr. Goldthorpe currently serves on the Global Advisory Board for the Queen's School of Business, is the Chairman of the Young Fellowship of The Duke of Edinburgh's Award, and serves on the board of directors for Her Justice and Capitalize for Kids.

Board and Committee	2018 Meeting Attendance
Board of Directors	16/16
Audit	4/4
Corporate Governance and Nominating	9/9
Special	7/7
Overall Attendance	100 %

Voting Results of 2018 Annual Meeting	
Votes For	92.23 %
Votes Withheld	7.77 %
Ownership Requirement(1)	
Requirement	3x annual retainer
Multiple of Requirement(2)	0.6
On Track to Meet Requirement	Yes

2018 Compensation ($)	Common Shares (#)	DSUs and RSUs (#)	Market Value ($)(3)
254,743	15,000	29,000	233,200

Other Public Boards

None

MIKE JACKSON

INDEPENDENT DIRECTOR



Calgary, Alberta, Canada
Age: 57
Director Since: 2016

Mr. Mike Jackson worked in the banking industry from 1984 to 2016 and brings more than 30 years of financial experience in corporate and investment banking. Most recently, he was Managing Director - Investment Banking, Scotiabank Global Banking and Markets, with a focus on the oil and gas industry from 2008 until his retirement in 2016. Prior to that, Mr. Jackson held several senior management roles at Scotiabank, including Managing Director, Oil & Gas Industry Head & Calgary Office Head from 1999 to 2007 and Vice President & Office Head, Corporate Banking Calgary from 1997 to 1999.

Mr. Jackson holds a Bachelor of Science degree and a Master of Business Administration, both from Dalhousie University. Additionally, Mr. Jackson completed the Executive Management Program at Queen's University and holds the ICD.D designation granted by the Institute of Corporate Directors.

Board and Committee	2018 Meeting Attendance
Board of Directors	15/16
Audit	4/4
Corporate Governance and Nominating	4/4
Human Resources and Compensation (Chair)	8/8
Special (Chair)	7/7
Overall Attendance	97 %

Voting Results of 2018 Annual Meeting	
Votes For	71.08 %
Votes Withheld	28.92 %
Ownership Requirement(1)	
Requirement	3x annual retainer
Multiple of Requirement(2)	0.9
On Track to Meet Requirement	Yes

2018 Compensation ($)(3)	Common Shares (#)	DSUs and RSUs (#)	Market Value ($)(3)
279,243	38,940	32,235	377,228

Other Public Boards

None

JENNIFER F. KOURY

INDEPENDENT DIRECTOR



Calgary, Alberta, Canada
Age: 59
Director Nominee

Ms. Jennifer F. Koury has over 35 years of professional experience, holding various senior executive positions with BHP Billiton from 2011 to 2017. Part of her responsibilities included the development of BHP Billiton's total rewards program for executives and employees of the Petroleum World-Wide Business. Prior to that, she was Vice President of Corporate Services for Enerplus Corp. from 2006 to 2011 and also held senior management positions with Imperial Oil/Exxon Mobil.

Ms. Koury serves as a Director for the Calgary Zoo and is Chair of the first public/private partnership for the United Nations Women Global Innovation Coalition for Change. She holds a Bachelor of Commerce Degree from the University of Alberta and the ICD.D designation granted by the Institute of Corporate Directors.

Ms. Koury does not currently hold any Crescent Point securities. This is her first time standing for election to our Board.

Other Public Boards

None

FRANÇOIS LANGLOIS

INDEPENDENT DIRECTOR



Calgary, Alberta, Canada
Age: 59
Director Since: 2018

Mr. François Langlois is an oil and gas executive who brings more than 35 years of domestic and international experience to the Crescent Point Board, most recently from his role as Senior Vice President, Exploration & Production with Suncor Energy Inc., where he was responsible for the financial and operating performance of the group from 2011 until his retirement in 2016. Prior thereto, he was Vice President, Unconventional Gas from 2009 to 2010 and held various roles with Petro-Canada from 1982 to 2009, most recently as Vice President, Western Canada Production & North American Exploration.

Mr. Langlois holds a Bachelor of Geological Engineering from Laval University (Quebec City).

Board and Committee	2018 Meeting Attendance
Board of Directors	9/9
Corporate Governance and Nominating	5/5
Environmental, Health and Safety	1/1
Reserves (Chair)	1/1
Overall Attendance	100 %

Voting Results of 2018 Annual Meeting	
Votes For	93.83 %
Votes Withheld	6.17 %
Ownership Requirement(1)	
Requirement	3x annual retainer
Multiple of Requirement(2)	0.3
On Track to Meet Requirement	Yes

2018 Compensation ($)	Common Shares (#)	DSUs and RSUs (#)	Market Value ($)(3)
170,655	—	23,251	123,231

Other Public Boards

None

BARBARA MUNROE **INDEPENDENT DIRECTOR**



Calgary, Alberta, Canada
Age: 55
Director Since: 2016

Ms. Barbara Munroe has worked as a lawyer since being admitted to the Law Society of Alberta in 1991 and brings 27 years of legal experience and industry diversification to the Board. Prior to retiring in March 2019, Ms. Munroe served as Executive Vice President, Corporate Services and General Counsel for WestJet Airlines, a position she held since November 2016. Ms. Munroe joined WestJet in November 2011 as Vice President & General Counsel and was promoted to Senior Vice President, Corporate Services & General Counsel in June 2015. She was the Assistant General Counsel, Upstream at Imperial Oil Ltd. from 2008 to 2011, and the Senior Vice President, Legal/IP & General Counsel, Corporate Secretary for SMART Technologies Inc. from 2000 to 2008.

Ms. Munroe is a member of the Association of Corporate Counsel, the Association of Canadian General Counsel, Governance Professionals of Canada and the Institute of Corporate Directors. She holds a Bachelor of Commerce, Finance degree and a Bachelor of Laws degree both from the University of Calgary.

Board and Committee	2018 Meeting Attendance	Voting Results of 2018 Annual Meeting	
Board of Directors	16/16	Votes For	91.50 %
Corporate Governance and Nominating (Chair)	9/9	Votes Withheld	8.50 %
Human Resources and Compensation	7/8	**Ownership Requirement[1]**	
Overall Attendance	97 %	Requirement	3x annual retainer
		Multiple of Requirement[2]	1.0
		Meets Requirement	Yes

2018 Compensation ($)[3]	Common Shares (#)	DSUs and RSUs (#)	Market Value ($)[3]
244,720	5,602	55,646	324,615

Other Public Boards

None

Notes:
(1) Non-employee directors are required to own, within five years of the initial election, appointment to the Board Chair or appointment to the Board, at least three times their annual retainer in common shares, RSUs, and DSUs. Each director is in compliance with this share ownership requirement. See 'Director Ownership Requirements'.
(2) The value of RSUs and DSUs for the purpose of determining minimum ownership requirements is calculated at the greater of grant date value or current market value. Common shares are valued at the current market value as of April 10, 2019.
(3) Market value is calculated using the April 10, 2019 fair value of $5.30 per share.
(4) Includes holdings by affiliates of directors.
(5) Mr. Bryksa, as Chief Executive Officer, is required to own at least three times his salary in common shares and RSUs within five years of becoming an officer. He is in compliance with this share ownership requirement. See 'Executive Ownership Requirements' and '2018 NEO Compensation'.
(6) Mr. Bryksa receives no compensation for his role as a director. All compensation earned is related to his role as President and CEO.

DIRECTOR EXPERIENCE AND EDUCATION

Board Skills Matrix

The Corporate Governance and Nominating Committee ("CG&N Committee") ensures that the Board includes members with relevant experience and expertise to ensure the Board is able to effectively fulfill its mandate. As part of our ongoing Board renewal process, we analyze this matrix as a means of identifying the ideal qualities of potential candidates, which would enhance the diversity of thought and effectiveness in our Board. The skills matrix below shows the experience and expertise that each director nominee brings to our Board.

Skill	Heinemann (Chair)	Bryksa	Cillis	Craddock	Dielwart	Goldthorpe	Jackson	Koury	Langlois	Munroe
Professional Background										
Accounting, Finance, Tax			•	•		•	•			
Communications								•	•	•
Economics / Business	•		•			•	•		•	
Engineering / Technical	•	•			•				•	
Law and/or Regulatory										•
Compensation / Human Resources	•		•	•	•		•	•		•
Safety and Environment				•	•			•	•	
Transportation Industry										•
Management Role										
Active CEO / CFO / Senior Executive		•				•				
Former CEO / CFO / Senior Executive	•		•	•	•	•		•	•	•
Business Owner / Entrepreneur					•	•				
Business Advisor	•					•	•			
Managing Partner						•	•			
Business Segments										
Oil and Gas	•	•	•	•	•	•	•	•	•	•
Financial Services / Investment / Banking						•	•			
Law / Regulatory										•
International Commerce						•	•			
Specific Representations										
Academics	•									
Environmental	•			•						
Corporate Governance	•		•	•	•			•		•
Risk Management	•		•	•	•	•	•		•	•
Strategic Management	•		•	•	•		•	•	•	

Continuing Education

Each director is responsible for keeping informed on the company and developments in the industry. Executives and/or other members of Crescent Point's leadership team assist the directors in this regard by providing regular updates on technical advancements, new resource plays, regulatory changes, and economic developments facing our business. Our CEO, other executives, and other members of the management team also regularly communicate with members of the Board on developments in the business, progress toward achieving established goals, and other relevant topics. In addition, external parties are utilized to provide market intelligence and expert advice. These presentations, meetings, and discussions serve to increase the Board's knowledge of the company and our business, and assist the Board in the execution of its duties.

When new directors join the Board, they are provided with materials and an introductory orientation that describes the Board's role, its committees and directors, and describes the business and operations of the company in detail. Crescent Point also promotes continuing education of our directors by our corporate membership in the

Institute of Corporate Directors ("ICD"), an organization which fosters excellence in directors to strengthen the governance and performance of Canadian businesses.

Below is a table outlining the continuing education activities our Board members and nominees engaged in during 2018.

Topic	Month	Prepared / Hosted by	Who Attended
Directors Education Program - Module 2	January	ICD	Jackson
Principles and Elements of Effective Executive Compensation Design	January	Willis Towers Watson	Munroe
Best Practices in Shareholder Engagement	February	Lumi	Munroe
Directors Education Program - Module 3	March	ICD	Jackson
Board Oversight of Strategy	April	ICD	Cillis
Directors Education Program - Module 4	May	ICD	Jackson
Leadership Assessment and Development Planning	June	Korn Ferry	Bryksa
Key Learnings from the 2018 Proxy Season	June	ICD	Jackson
Gender Diversity in Canada's Organizations	August	Catalyst	Munroe
Enrollment in CEO Institute	September	The CEO Institute	Bryksa
Leading Effective CEO Succession	September	ICD	Jackson
The Governance Professional – 20 Years On	September	ICD	Munroe
The Chief Governance Professional – Elevating the Influence of the Governance Professional	October	Watson Inc.	Munroe
ASC Connect	October	ASC	Romanzin
Director Series – Challenges for the Board and Audit Committee	November	Deloitte	Cillis
Conference for the Oil and Gas Industry	November	CPA Canada	Cillis
Shareholders emphasis on Returns over Growth in the Resources Sectors - Implications for Executive Pay	November	Hugessen Consulting Inc	Jackson
How do Boards and Management Create a Cyber Resilient Organization	November	PWC	Munroe
IFRS - Disclosure & Presentation	November	ICAA	Romanzin
Conference for Audit Committees	December	CPA Canada	Cillis
Debt and Liability Management	December	Tudor Pickering Holt & Co	Jackson
Oil Market Outlook: 2019 and The Road Ahead	December	RBC Capital Markets	Jackson
Directors Education Program	December	ICD	Langlois
Managing Leadership Transitions: Equipping the Board for Change	December	Bolt Transition/DF King	Munroe

DIRECTOR COMPENSATION PLAN DESCRIPTION

Compensation Philosophy

The Board is responsible for developing the company's director compensation philosophy and has delegated the review and administration of the directors' compensation program to the CG&N Committee. Our director compensation plan is designed to attract and retain well-qualified directors with the appropriate skills and experience.

Our non-employee director compensation plan includes a mix of cash and share-based compensation (both RSUs and DSUs). The value of RSU grants is realized upon vest/redemption, and the value of DSUs is realized when the director ceases to be a director. We believe this compensation structure promotes strong director engagement in an unbiased environment, fosters Board diversity by allowing directors some choice to suit their personal financial circumstances, enables ownership in the company through the RSU grants, and aligns with shareholder interests without emphasizing short-term common share price performance. Furthermore, while RSUs are an effective means to achieve shareholder alignment, director compensation is not determined based on corporate operating performance. Non-employee directors do not participate in our incentive/performance-based compensation components (e.g. Short Term Incentive Plan ("STIP"), PSU plan, or Stock Option Plan) because they set the goals and achievement levels for operating performance measures.

Compensation Plan

The non-employee director compensation plan consists of annual retainers and meeting fees paid in the form of cash and share-based compensation.

The compensation structure for non-employee directors during 2018 is outlined in the following table:

Component	Cash Compensation ($)	Share-based Compensation ($)	Total ($)
Board Retainer			
Chair	150,000	160,000	310,000
Other Board Members	50,000	143,000	193,000
Committee Chair Retainer			
Audit	12,500		
Compensation	10,000		
Corporate Governance and Nominating	6,000		
Environmental, Health and Safety	6,000		
Reserves	6,000		
Board and Committee Meeting Fees			
In person	1,500		
Via telephone	750		

The CG&N Committee reviews non-employee director compensation on an annual basis, with the support of external compensation consultants, Hugessen Consulting Inc. In 2019, the CG&N Committee removed meeting fees to further align with market practice, as such, meeting fees will no longer be paid on a per meeting basis.

Cash Compensation

Cash retainers and meeting fees are paid on a quarterly basis. Directors are also entitled to be compensated for reasonable out-of-pocket costs, including travel and accommodation, relating to their attendance at any directors' meetings. All cash compensation earned by directors during 2018 is disclosed in the Director Compensation Table.

Non-employee directors may elect to receive all, or a portion of, cash compensation in the form of DSUs. Directors electing to receive DSUs must make the election prior to the year in which the compensation will be earned, unless they are elected or appointed part way through a year, in which case they must make the election within 30 days of being elected or appointed.

Share-based Compensation

For their share-based compensation component, non-employee directors can elect to receive RSUs or DSUs, with the RSU election subject to annual limits. All share-based compensation awarded to directors during 2018 is disclosed in the Director Compensation Table.

i. **Restricted Share Units**

Under the terms of the RSBP, any non-employee director of the company may be granted RSUs up to a maximum annual value of $150,000. The number of RSUs granted to directors under the RSBP is determined by dividing the dollar amount of the grant by the fair value per common share on the grant date. The RSUs vest in thirds over three years and, upon vesting, can be redeemed by the holder for cash or common shares at the sole election of the Board. While an RSU is outstanding, an amount accrues in respect of each RSU equal to the aggregate amount paid by Crescent Point in dividends per common share, and is paid in cash when such RSUs vest.

See Appendix A for details of the RSBP.

ii. **Deferred Share Units**

Each DSU represents a notional share of Crescent Point, and the number of DSUs granted is determined by dividing the dollar amount of the grant by the fair value per common share on the grant date. While a DSU is outstanding, an amount accrues, in the form of additional DSUs, equal to the aggregate amount paid by Crescent Point in dividends per common share. When a director holding DSUs ceases to be a director of the company, the director is paid the current cash equivalent of the market price per common share as calculated in accordance with the DSU plan.

While our DSU plan allows for executive participation, no executive has received compensation in the form of DSUs since inception of the plan.

See Appendix D for details of the DSU plan.

Director Retirement Vesting Program

Directors are eligible to participate in the Retirement Vesting Program whereby the unvested RSUs held by eligible directors (eligible directors being non-employee directors who have both served on the Board for a continuous five-year period and provided Crescent Point with, subject to certain exceptions, at least one fiscal quarter's notice in advance of retirement) will continue to vest on the normal schedule upon retirement from the Board. New RSUs are not granted post-retirement.

We do not have a pension plan nor does the company provide other forms of retirement compensation for our directors.

Director Ownership Requirements

The Board believes that aligning the interests of our directors with the interests of shareholders promotes sound corporate governance and demonstrates a commitment to the long-term success of Crescent Point. In addition to the director compensation plan review in 2018 and 2019, the Board has also conducted a review of director ownership requirements. As a result of this review the ownership requirements for non-employee directors has changed. Previously, non-employee directors were required to own at least eight times their annual cash retainer ($1,200,000

for the Board Chair and $400,000 for Board members) in common shares, RSUs, or DSUs. In 2019, the ownership requirement was broadened to include both cash and share-based retainers. They are required to own at least three times their total annual cash and share-based retainer ($990,000 for the Board Chair and $579,000 for Board Members) in common shares, RSUs, or DSUs. Directors have five years from their initial election or appointment to the Board to achieve the required level of ownership or five years from the effective date of these share ownership requirements. For the purpose of determining share ownership, share-based awards are valued at the greater of grant date value or current market value, and common shares are valued at current market value. Each director presently meets the ownership requirement, as detailed in the 'Director Biographies' section.

DIRECTOR COMPENSATION TABLES

Director Compensation Table

The following table provides a summary of compensation earned by Crescent Point's non-employee directors during 2018.

Name[1]	Annual Retainer Fees Earned		Meeting Attendance Fees Earned		Share-based Awards[3]				Portion Taken As		
	Board[2] ($)	Committee Chair ($)	Board ($)	Committee Meetings ($)	RSUs ($)	DSUs ($)	All Other Compensation ($)	Total ($)	Cash ($)	RSUs ($)	DSUs ($)
Robert F. Heinemann (Chair)[4]	95,598	4,076	20,250	27,000	99,997	48,490	—	295,411	146,924	99,997	48,490
Rene Amirault[5]	50,000	6,000	21,750	7,500	—	142,993	—	228,243	85,250	—	142,993
Peter Bannister[6]	136,902	—	20,250	21,000	149,493	4,994	—	332,639	178,152	149,493	4,994
Laura A. Cillis	50,000	4,008	20,250	19,500	142,993	—	—	236,751	93,758	142,993	—
Ted Goldthorpe	60,000	—	21,750	30,000	—	142,993	—	254,743	111,750	—	142,993
D. Hugh Gillard[7]	25,000	—	6,750	6,000	—	71,497	—	109,247	37,750	—	71,497
Mike Jackson	70,000	10,000	20,250	36,000	142,993	—	—	279,243	136,250	142,993	—
François Langlois	37,484	1,924	13,500	10,500	24,999	82,248	—	170,655	—	24,999	145,656
Barbara Munroe	49,977	6,000	21,750	24,000	—	142,993	—	244,720	—	—	244,720
Gerald A. Romanzin[8]	50,000	8,492	20,250	10,500	42,996	99,997	—	232,235	89,242	42,996	99,997

Notes:

(1) Mr. Bryksa does not receive compensation for his role as a director.

(2) Includes retainers for those directors on the Special Committee for matters related to the proxy contest.

(3) Amounts reflect the grant date fair value of RSUs and DSUs, computed in accordance with International Financial Reporting Standards 2 Share-based Payment ("IFRS 2"). Crescent Point uses IFRS 2 as its methodology for computing the grant date fair value for purposes of consistency with its financial statements. Director RSU grants vest in thirds over three years. In accordance with IFRS 2, the fair value of the RSUs is amortized in the financial statements over the applicable vest period. The DSUs vest on grant date and are immediately recognized in the financial statements in accordance with IFRS 2.

(4) Mr. Heinemann was appointed to the role of Chairman of the Board on September 5, 2018.

(5) Mr. Amirault retired as director on March 7, 2019.

(6) Mr. Bannister stepped down from his role as Chairman of Board on September 5, 2018 and is retiring as a director on June 14, 2019.

(7) Mr. Gillard retired as a director on May 4, 2018.

(8) Mr. Romanzin is retiring as a director on June 14, 2019.

Share-based Awards – Value Vested or Earned During the Year

The share-based awards value vested during the year reflects the value of vested RSUs, vested DSUs, and dividend equivalent amounts earned on RSUs and DSUs. Vested RSUs are valued at the vest date fair value, whereas DSU grants vest immediately and are valued at the grant date fair value.

Under the RSBP, while an RSU is outstanding, an amount accrues in respect of the RSU equal to the aggregate amount paid by Crescent Point in dividends per common share during the period ("Dividend Amounts") which are paid in cash when such RSUs vest. DSU dividend equivalent amounts are earned in the form of additional DSUs each quarter and are valued using the average quarterly common share price.

The value vested for each of the non-employee directors during 2018 is as follows.

Name	Option-based Awards – Value Vested During the Year ($)	Share-based Awards – Value Vested During the Year RSUs ($)	Share-based Awards – Value Vested During the Year DSUs ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Robert F. Heinemann (Chair)	—	69,611	48,490	—
Rene Amirault[(1)]	—	—	142,993	—
Peter Bannister[(2)]	—	79,825	4,994	—
Laura A. Cillis	—	88,173	—	—
D. Hugh Gillard[(3)]	—	—	71,497	—
Ted Goldthorpe	—	—	142,993	—
Mike Jackson	—	36,279	—	—
François Langlois	—	—	145,656	—
Barbara Munroe	—	40,397	244,720	—
Gerald A. Romanzin[(4)]	—	48,658	99,997	—

Notes:

(1) Mr. Amirault retired as a director on March 7, 2019.

(2) Mr. Bannister stepped down from his role as Chairman of Board on September 5, 2018 and is retiring as a director on June 14, 2019.

(3) Mr. Gillard retired as a director on May 4, 2018.

(4) Mr. Romanzin is retiring as a director on June 14, 2019.

Outstanding Share-based Awards and Option-based Awards

The future estimated payouts pursuant to outstanding RSUs and DSUs as at December 31, 2018 for each of the non-employee directors is noted in the table below, and are valued at $3.95 per common share, calculated as the 5-day volume-weighted average price ending December 31, 2018.

	Option-based Awards				Share-based Awards		
					Number of shares or units of shares that have not vested or paid out[(1)]		
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	RSUs (#)	DSUs (#)	Market or payout value of share-based awards that have not vested or paid out ($)
Robert F. Heinemann (Chair)	—	—	—	—	21,681	24,344	181,799
Rene Amirault[(2)]	—	—	—	—	—	64,885	256,296
Peter Bannister[(3)]	—	—	—	—	28,768	46,087	295,677
Laura A. Cillis	—	—	—	—	27,604	11,491	154,425
D. Hugh Gillard[(4)]	—	—	—	—	5,985	—	23,641
Ted Goldthorpe	—	—	—	—	—	28,790	113,721
Mike Jackson	—	—	—	—	24,968	11,626	144,546
François Langlois	—	—	—	—	2,962	20,143	91,265
Barbara Munroe	—	—	—	—	5,985	50,966	224,956
Gerald A. Romanzin[(5)]	—	—	—	—	10,195	54,804	256,746

Notes:

(1) Includes RSUs that have not vested and all DSUs due to the DSU terms of payout being when an individual ceases to be a director of Crescent Point for any reason.

(2) Mr. Amirault retired as a director on March 7, 2019.

(3) Mr. Bannister stepped down from his role as Chairman of the Board on September 5, 2018 and is retiring as a director on June 14, 2019.

(4) Mr. Gillard retired as a director on May 4, 2018.

(5) Mr. Romanzin is retiring as a director on June 14, 2019.

Director Value At-risk

As at April 10, 2019, the Board members held a total market value of securities of $5.5 million using a fair value of $5.30 per share. The following table provides the aggregate equity holdings of our directors, and the total accumulated value of holdings including RSUs, all of which are unvested.

	Common Shares		RSUs[(1)]		DSUs		Options	Total Accumulated	
Name	(#)	($)	(#)	($)	(#)	($)	(#)	(#)	($)
Robert F. Heinemann (Chair)	16,795	89,014	18,070	95,771	24,521	129,961	—	59,386	314,746
Peter Bannister[(2)]	575,675	3,051,078	24,107	127,767	46,422	246,037	—	646,204	3,424,882
Laura A. Cillis	23,622	125,197	23,161	122,753	11,575	61,348	—	58,358	309,298
John P. Dielwart[(3)]	—	—	—	—	—	—	—	—	—
Ted Goldthorpe	15,000	79,500	—	—	29,000	153,700	—	44,000	233,200
Mike Jackson	38,940	206,382	20,525	108,783	11,710	62,063	—	71,175	377,228
François Langlois	—	—	2,962	15,699	20,289	107,532	—	23,251	123,231
Barbara Munroe	5,602	29,691	4,310	22,843	51,336	272,081	—	61,248	324,615
Gerald A. Romanzin[(4)]	6,986	37,026	8,191	43,412	55,202	292,571	—	70,379	373,009
Total	682,620	3,617,888	101,326	537,028	250,055	1,325,293	—	1,034,001	5,480,209
Total vested(1)	682,620	3,617,888	—	—	250,055	1,325,293	—	932,675	4,943,181

Notes:
(1) RSUs are unvested.
(2) Mr. Bannister stepped down from his role as Chairman of the Board on September 5, 2018 and is retiring as a director on June 14, 2019.
(3) Mr. Dielwart was appointed to the Board on March 7, 2019.
(4) Mr. Romanzin is retiring as a director on June 14, 2019.

Bankruptcies and Cease Trade Orders

No proposed director:

- Is, at the date of this information circular, or has been, within 10 years before the date of this information circular, a director or executive officer of any company that, while that person was acting in that capacity,
  - was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
  - was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
  - within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
- Has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

Director and Officer Liability Insurance

Crescent Point has a corporate liability insurance policy for our directors and officers through a syndicate of insurers led by Chubb Insurance Company of Canada. This insurance carries a $200 million aggregate limit and provides coverage from June 1, 2018 to June 1, 2019; the policy premium for this period is $1,048,530. We plan to renew this policy on or before June 1, 2019.

BOARD AND COMMITTEE STRUCTURE

Board Mandate

The fundamental responsibility of our Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board works diligently to uphold this responsibility by:

- Approving our strategic plan, annual capital, operating and capital budgets, and reviewing operating, financial and other corporate plans, strategies and objectives;
- Evaluating overall corporate performance and the performance of our executives;
- Developing a written position description for the CEO;
- Determining, evaluating, and fixing compensation for executive officers;
- Succession planning for Board and executive positions;
- Adopting policies regarding corporate governance and codes of conduct;
- Overseeing our risk management program;
- Reviewing processes and procedures for communicating appropriate financial and operational information to shareholders and the public; and
- Evaluating the overall effectiveness of the Board and its committees.

The Board fulfills its responsibilities through a minimum of five regularly scheduled meetings per year and additional meetings scheduled as required. During Board meetings, management ensures the Board and its committees are kept well informed about all key drivers of our business and how those may potentially impact Crescent Point. This includes providing information related to matters of strategic planning, business risk monitoring and management, succession planning, communications policy and integrity of internal controls and management information systems.

The Board, in part, performs its mandated responsibilities through the activities of its five committees: Audit; Corporate Governance and Nominating; Environmental, Health and Safety ("EH&S"); Human Resources and Compensation and Reserves. The Board and its committees have access to senior management on a regular basis. At each regularly scheduled Board meeting, the Board meets with multiple levels of management, who are invited to attend and provide information on specific areas of the business, which affords the Board exposure to management below the executive officer level.

Directors are expected to be prepared for and attend all Board and respective committee meetings. If their absence is unavoidable, the absent director is expected to be briefed by the Chair, CEO, or Corporate Secretary. Crescent Point's directors are highly engaged, with close to 100% attendance at Board and committee meetings. Quorum for Board meetings is a majority of the Board members.

At every meeting, the Board and each committee holds in-camera sessions which are not attended by Mr. Bryksa or any other member of management other than, in certain circumstances, the Senior Vice President, General Counsel attends the sessions solely in his role as Corporate Secretary. See Appendix E: Board of Directors Mandate for the full text of the mandate of our Board.

Board Committees

During each regularly scheduled board committee Audit; CG&N; EH&S; HRCC and Reserves meeting, members hold an in-camera session without management. Terms of reference for each committee, which define its mandate, composition, frequency of meetings and other relevant matters, as well as formal position descriptions for committee Chairs, have been approved and adopted by the Board. These documents are available on our website at www.crescentpointenergy.com with an overview of each committee's mandate outlined below.

The following table outlines the Board committee Chairs and membership as at April 10, 2019.

Name	Audit	CG&N	EH&S	HRCC	Reserves
Robert F. Heinemann (Chair)					
Peter Bannister			•		•
Craig Bryksa			•		
Laura A. Cillis	Chair			•	
John P. Dielwart					
Ted Goldthorpe	•	•			
Mike Jackson	•	•		Chair	
François Langlois		•	Acting Chair		Chair
Barbara Munroe		Chair		•	
Gerald A. Romanzin	•				•

Audit Committee

The Audit Committee is currently composed of four directors, Ms. Cillis (Chair), Messrs. Goldthorpe, Jackson, and Romanzin, all of whom are "independent" and "financially literate" as required by National Instrument 52-110 – *Audit Committee*. The Audit Committee has developed an official mandate that has been approved by the Board. A copy of the mandate is provided in our Annual Information Form and is available at www.sedar.com.

The SEC and NYSE rules requires that each member of a company's audit committee be independent. All of the members of the Audit Committee are "independent", as that term is defined by the SEC. The SEC further requires a company, like Crescent Point, that files reports under the US Exchange Act, as amended, to disclose annually whether its Board has determined that there is at least one "audit committee financial expert" on its audit committee, and if so, the name of the audit committee financial expert. Both Ms. Cillis and Mr. Romanzin have been determined by the Board to be an "audit committee financial expert" as that term is defined by the SEC. Further information relating to each member's background and skills is available under their profiles included in the 'Director Nominations' section.

The mandate of the Audit Committee is to assist the Board in its oversight of the integrity of the financial and related information of Crescent Point, including its consolidated financial statements, internal controls, and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements. In doing so, the Audit Committee oversees the audit efforts of Crescent Point's external auditors and is empowered to review the independence, qualifications, and performance of the external auditor. The Audit Committee also oversees Crescent Point's financial risk management program and regularly reports to the Board the results of our risk assessment and the effectiveness of our controls to manage these risks. The Audit Committee's objective is to have direct, open, and frank communications throughout the year with management, other committee chairs, the external auditors, and other key committee advisors or staff members, as applicable. The Audit Committee has the authority to conduct any review or investigation appropriate for fulfilling its responsibilities.

It is not the duty of the Audit Committee to plan or conduct audits or to determine whether the financial statements of Crescent Point are complete, accurate and in accordance with generally accepted accounting principles. This is the responsibility of management and the external auditors, on whom the members of the Audit Committee are entitled to rely upon in good faith.

Corporate Governance and Nominating Committee

The CG&N Committee is currently composed of four directors, Ms. Munroe (Chair) and Messrs. Goldthorpe, Jackson, and Langlois all of whom are independent. The CG&N Committee has responsibility for reviewing corporate governance practices, overseeing Board/committee nomination and effectiveness issues, and making recommendations to the Board, as appropriate. The CG&N Committee meets at least twice annually or more frequently as circumstances warrant.

Specific responsibilities of the Committee include, but are not limited to:

- Reviewing and assessing our governance practices, the performance of our corporate governance systems and recommending changes to the Board for consideration;
- Recommending suitable candidates for nomination for election as directors taking into account the competencies and skills that the Board should possess as well as the targets and objectives of our Diversity Policy;
- Reviewing the recommendations of management, if any, with respect to committee membership and making recommendations to the Board of members for each committee, including the appointment of Chairs to the committees;
- Reviewing on a periodic basis the mandate of the Board, mandates of the committees of the Board and any position descriptions and making recommendations with respect to such mandates;
- Reviewing Crescent Point's Articles and By-laws and recommending any changes to the Board for consideration;
- Overseeing the evaluation of, assessing and considering the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual members on a periodic basis;
- Reviewing and recommending to the Board for approval the corporate governance disclosure statements required by applicable securities legislation in respect of Crescent Point; and
- Reviewing and making recommendations with respect to the orientation and education program for new Board and committee members and overseeing the continued development of existing members of the Board.

Board Assessments

The CG&N Committee undertakes a formal evaluation process of the Board, individual directors and committees on an annual basis to identify areas where effectiveness may be enhanced. The evaluation process is handled by either the Chair of the CG&N Committee, the Chair of the Board or an independent facilitator or consultant, and incorporates feedback from individual directors and certain members of management.

In 2017 through 2018, an independent facilitator was retained to conduct a thorough governance-focused interview with each Board member and select members of the senior leadership team. Individual views and assessments were collected on Board/CEO/Chair of the Board relationships, performance and effectiveness, including in the areas of strategy, stakeholder communications and Board/executive succession planning. Other director-focused performance was also assessed, including director contributions and participation in discussions and debate, knowledge, experience, accountability, demonstration of ethical standards and communication and discussion facilitation skills. Open-ended questions were asked to allow participants to elaborate on their responses and to suggest improvements. Confidential responses were analyzed and summarized by the independent facilitator for review by the CG&N Committee and recommendations for enhancing or strengthening effectiveness were made where warranted. A feedback discussion was held between the Chair of the CG&N Committee and the CEO, and similarly with the Chair of the Board, to review final recommendations made by the CG&N Committee for Board approval. Implementation of the recommendations continue to be monitored by the Chair of the Board, together with the Chair of the CG&N Committee, with quarterly (or more frequent if required) reporting to the Board.

Director Nominations

The CG&N Committee is responsible for recommending candidates for nomination to the Board and for assessing each director's competencies and skills while reviewing ideal qualities and skills for an effective Board. The process includes identifying the current and future skills and experience required for optimal Board effectiveness and considering the anticipated timing of future director retirements from the Board. An outside executive recruiting firms were used to assist with the identification and assessment of candidates. Candidates are assessed against criteria approved by the Board and the qualities and skills of the current Board, and the strongest candidates are approached to determine their level of interest. The most qualified people are recommended to the Board for consideration. Potential candidates are interviewed by all members of the CG&N Committee, and recommended nominees are

also interviewed by all other members of the Board. In addition, consistent with our Diversity Policy, the number of women currently on the Board are considered when identifying new candidates. The most appropriate candidates are presented to our shareholders as director nominees at our AGM. See the 'Board Structure' section for more information.

As part of the on-going Board renewal effort and as a result of the retirements of Messrs. Amirault, Bannister, and Romanzin, the CG&N Committee identified, considered, and interviewed Messrs. Dielwart and Craddock, and Ms. Koury as director nominees for 2019.

From time to time, shareholders may identify qualified director candidates and can nominate a candidate by submitting the person's name, background, qualifications, and experience to our Corporate Secretary. Crescent Point's by-laws require that a shareholder give us advance notice of, and details about, any proposal to nominate directors for election to the Board when nominations are not made by requesting a meeting or by making a shareholder proposal through the procedures set out in the Alberta Business Corporations Act. If the nomination is to be presented at an AGM, the notice must be given within 30 to 65 days in advance of the meeting. If the AGM is to be held 50 days after we announce the meeting date, the notice must be given within 10 days of the announcement. If the nomination is to be presented at a special meeting of shareholders (which is not also an annual meeting) in which one of the items of business is the election of directors, then the notice must be given within 15 days of the meeting announcement. All nominations received will be forwarded to the CG&N Committee Chair, who will present them to the CG&N Committee for consideration.

In addition to director candidates, the CG&N Committee also ensures we have a diverse pool of strong candidates for senior management positions, and that we develop our people and attract and retain key talent for our long-term success. The CEO regularly discusses organizational structure optimization options with management to gain learning and efficiency opportunities as well as fill successor gaps. At least annually, the CEO and Board discuss potential candidates for at minimum the CEO, COO, and CFO positions.

Environmental, Health, and Safety Committee

The EH&S Committee is currently composed of three directors, Messrs. Langlois (Chair), Bannister, and Bryksa, two of whom are independent directors. The EH&S Committee is responsible for regularly reviewing our policies, standards and practices with respect to corporate responsibility including the environment, occupational health, safety, security, overall business conduct and ethics, and related activities and reporting its findings to the Board. The EH&S Committee meets at least twice annually or otherwise as circumstances warrant.

Specifically, the EH&S Committee's responsibilities include, but are not limited to:

- Reviewing the appropriateness of and updating our environmental, occupational health, safety, and security policies, management systems and programs and reporting to the Board with appropriate recommendations;
- Ensuring we have the necessary tools to measure our environmental, occupational health, safety, and security performance and compliance with applicable regulatory standards;
- Reviewing the environmental, occupational health, safety, and security performance and whenever relevant, any non-compliance situation and recommending the required corrective measures;
- Ensuring risk management procedures and emergency response measures are in place;
- Periodically updating, distributing and reviewing the appropriateness of these risk management procedures and emergency response measures and making appropriate recommendations; and
- Immediately communicating to the Board any incident giving rise to significant environmental, occupational health, safety, and security risks and otherwise analyzing all relevant environmental matters brought to its attention.

Human Resources and Compensation Committee

The HRCC is currently comprised of three directors, Mr. Jackson (Chair), Mses. Cillis, and Munroe, all of whom are independent. The HRCC is responsible for assisting the Board in determining Crescent Point's compensation strategies and policies, assessing compensation risks, recommending the forms and amounts of compensation for officers and other employees, and assessing the performance of officers in fulfilling their responsibilities and meeting corporate objectives. In particular, the HRCC is responsible for (i) evaluating and recommending key compensation policies, plans and programs; (ii) reviewing and approving corporate goals and objectives relevant to the CEO's compensation; (iii) evaluating the CEO's performance against those goals and objectives; (iv) evaluating and reviewing the CEO's evaluation of the performance of the CFO, the COO and the other officers of the Corporation; (v) approving cash compensation programs and awards; (vi) making recommendations to the Board with respect to CEO, officer, and senior management compensation. The HRCC is also responsible for assessing the performance of the CEO and reviewing and assisting with management succession planning and professional development for officers of Crescent Point and reviewing the results and outcomes of advisory votes of shareholders. The HRCC holds meetings as warranted with respect to officer appointments or other compensation-related matters.

The following is a summary of the skills and experience of each member of the HRCC, including any education or experience that enable each member of the committee to make decisions on the suitability of Crescent Point's compensation policies and practices that are consistent with a reasonable assessment of our risk profile.

Human Resources and Compensation Committee Members - Relevant Education and Experience	
Mike Jackson (Chair)	Has held various senior executive positions in corporate and investment banking for over 30 years which involved performance-driven compensation programs. Since his appointment to the HRCC, he has attended seminars on matters related to compensation committees, had an ongoing active dialogue with our compensation consultant, and holds the ICD.D designation granted by the Institute of Corporate Directors.
Laura A. Cillis	Has held various senior executive positions managing compensation matters and developing compensation programs and has over 25 years of financial experience. Since 2014, she regularly attends seminars on matters related to compensation committees, and holds the ICD.D designation granted by the Institute of Corporate Directors. She currently sits on the Governance and Human Resources Committee of Solium Capital Inc.
Barbara Munroe	Has held various senior executive positions and brings over 27 years of legal experience to the Board. Prior to retiring in March 2019, she held the position of Executive Vice President, Corporate Services and General Counsel at WestJet Airlines. She has attended seminars on executive compensation and corporate governance and has been responsible for overseeing information circulars and compensation discussion and analysis disclosures.

Reserves Committee

The Reserves Committee is currently composed of three directors, Messrs. Langlois (Chair), Bannister, and Romanzin, all of whom are independent. The Reserves Committee is responsible for meeting with the independent engineering firms commissioned to conduct the reserves evaluation on our oil and natural gas assets and to discuss the results of the evaluation with each of the independent engineers and management. The Reserves Committee meets at least twice annually or otherwise as circumstances warrant.

Specifically, the Reserves Committee's responsibilities include, but are not limited to:

- Reviewing management's recommendations for the appointment of independent engineers;
- Determining the scope of the annual review of the petroleum and natural gas reserves by the independent engineers, having regard to regulatory requirements;
- Reviewing its procedures for providing petroleum and natural gas reserves data to the independent engineers;
- Reviewing the independent engineering reports and considering the principal assumptions upon which such reports are based;
- Reviewing the reserves data and report of the independent engineers and the scope and methodology of the independent engineers' evaluations and reviewing any problems experienced by the independent

engineers in preparing the reserve evaluation (including any restrictions imposed by management or significant issues on which there was a disagreement with management); and

- Ensuring public disclosure of the petroleum and natural gas reserves is in compliance with regulatory requirements.

OTHER CORPORATE GOVERNANCE PRACTICES

You can find detailed information on some of our other corporate practices and policies on the following pages:

DIRECTOR TENURE AND BOARD RENEWAL

The Board has adopted a retirement policy under which a director must resign at the AGM following the director's 75th birthday, unless the Board determines otherwise. Crescent Point believes that this policy maintains continuity of leadership while simultaneously ensuring Board renewal. The Board has considered, but not yet imposed, term limits beyond what is outlined in the retirement policy.

A deliberate and ongoing Board renewal process has occurred resulting in 100% renewal since 2014 (including Mr. Dielwart who joined the Board in 2019 and Mr. Craddock and Ms. Koury who are director nominees at the meeting). The Board targets a balance between directors with a history and knowledge of the company and those with new ideas and different experiences that are appropriate for Crescent Point's size and complexity.

Throughout the renewal process, focus has been on:

- Replacing and adding new director skill sets including: Canadian and US capital markets experience, legal and corporate governance expertise, knowledge of mergers and acquisitions, strategic planning, and financial, human resources, and operational expertise;

- Increasing diversity on our Board including: lower average tenure, international experience, industry, and gender. See the 'Board Diversity' section for more information; and,

- Ensuring our Board has significant energy industry knowledge and experience.

BOARD DIVERSITY

Recognizing the beneficial impact of diversity on decision-making and overall Board performance, the Board has adopted a Diversity Policy. Crescent Point is committed to diversity on our Board and in executive officer positions. The following factors are considered in assessing diversity: skills, knowledge, regional and industry experience, education, gender, age, independence, ethnicity and other differentiating factors relevant to Board effectiveness.

The Diversity Policy governs the selection of Board nominees and requires the Board to consider diversity factors in the appointment of all new directors, with the option to engage an outside executive search firm to assist with the candidate search. The Diversity Policy requires that the CG&N Committee consider candidates on merit, using

objective criteria, and include diverse candidates in any list of potential individuals being considered for positions on the Board.

Policy Regarding the Representation of Women on the Board

The Diversity Policy outlines the Board's commitment to the identification and nomination process that also identifies qualified female candidates. The Diversity Policy includes a target that stipulates that at least 20% of the independent member of the Board should be women. Female representation of our independent directors is currently 22%. With the addition of Ms. Koury, director nominee, in 2019 this will increase female representation to 33%.

Considering the Representation of Women in Executive Positions

We are committed to ensuring a diverse and inclusive culture across the organization, including at the executive level, by promoting equality of opportunity. When considering executive officer appointments, the Diversity Policy requires the CG&N Committee to consider the number of women currently employed in senior executive positions. When considering the appointment of senior executives, our CEO also considers the number of women currently holding senior executive positions. The Board has not, however, adopted a fixed target of women in executive officer positions as the Board, preferring instead, a holistic approach. Currently, women represent 15% of our executive team.

Women currently represent 27% of the management team in our Canadian corporate office. The Board will continue to encourage and support efforts, including seeking external independent advisory services as appropriate, to foster a collaborative and innovative workforce.

Compliance with the Diversity Policy

Compliance with the Diversity Policy is the responsibility of the CG&N Committee, and includes the review and annual assessment of the effectiveness of the Diversity Policy in promoting a diverse Board, and reporting to the Board annual and cumulative progress in achieving the objectives of the Diversity Policy. The CG&N Committee measures the effectiveness of our Diversity Policy and ensures female candidates are being fairly considered relative to other candidates by, among other things, reviewing the number of women considered or brought forward for both Board and executive officer positions, and assessing the skills, knowledge, experience and character of each such female candidates.

DIRECTOR ORIENTATION AND TRAINING

The company provides orientation and training to new directors on our Board. We tailor our orientation program to their individual needs and areas of expertise, ensuring they receive detailed information on Crescent Point's strategy, operations, and governance practices. A typical orientation includes the provision of a comprehensive handbook of responsibilities and corporate information, as well as one-on-one meetings with key executives to fully inform new directors about our current business operations, financial model, compensation, and culture. We also provide governance documents and information on the duties and obligations of directors, the role of the Board and its committees, and the expected contributions of individual directors as part of our orientation process. All directors are also provided with regular learning opportunities through quarterly management presentations, field tours, mentoring (on request), various internal courses provided by technical experts, and access to weekly executive meetings to gain insight into daily operations. All directors are provided with membership to the Institute of Corporate Directors.

KEY POLICIES

Code of Business Conduct and Ethics

An important element of governance is ensuring appropriate policies and procedures are in place to mitigate risk. To this end, we have adopted a Code of Business Conduct and Ethics (the "Code") for our directors and employees, a copy of which is available on our website.

The Board monitors compliance with the Code, ensuring its visibility and annual sign off. The Board relies on the integrity of directors, executive officers, and employees to comply with the Code and the directors will take action where any breach of the Code is brought to their attention. Each director, executive officer and employee must review and sign off annually to confirm they understand the Code and have complied with it. The Board has not granted any waiver of the Code and no material change reports have been filed since the beginning of our most recently completed financial year that pertain to any conduct of a director or executive officer which would constitute a departure from the Code. When considering transactions and agreements in which a director or executive officer has a material interest, independent Board members will review and approve, or an independent committee of the Board will be formally constituted to consider, such transactions.

Whistleblowing Policy

Our Whistleblowing Policy allows employees and consultants to anonymously report concerns regarding financial controls and audit matters, fraud and/or theft, harassment, workplace violence, substance abuse, conflict of interest, discrimination and safety concerns. The Whistleblowing Policy sets out procedures to address the receipt, retention and treatment of complaints and concerns received, and outlines measures taken to protect the confidentiality and anonymity of any submissions. The Whistleblowing Policy is posted on our website and individuals may report concerns to an independent third-party via a toll-free telephone number, website, or anonymous email.

Anti-hedging Policy

Our Anti-hedging Policy prohibits our executives and directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation, or held directly or indirectly by the executive officer or director.

Disclosure Policy

Crescent Point has established a Disclosure Committee to review and confirm the accuracy of the data and information contained in the documents we use to communicate to the public. The Disclosure Committee oversees and ensures compliance with our Disclosure Policy governing the timely dissemination of all material information. Shareholder communications are undertaken through a variety of means, including the issuance of press releases, annual and quarterly results, the Annual Information Form, and by providing information via our website, which contains the aforementioned documents and corporate presentations, as well as dividend information and other detail considered helpful to investors. The Disclosure Committee completes a formal review and confirmation process prior to any such disclosure being released, as well as supplementing and supporting the review and approval processes completed by the Board and the CG&N Committee. The Disclosure Committee is comprised of senior representatives (including officers) from each of the following departments: accounting; engineering and operations (including drilling and completions, EH&S, regulatory and reserves); exploration and geosciences; finance; investor relations; land; legal; and marketing.

Environmental, Health, and Safety Policy

The health and safety of our employees, consultants, visitors, the public, as well as the protection of the environment is of the utmost importance to Crescent Point. We endeavor to conduct our operations in a manner that will minimize both adverse environmental effects and consequences or emergency situations by:

- Complying with all applicable government regulations and standards;
- Operating in a manner consistent with industry codes, practices and guidelines;
- Ensuring prompt and effective response and repair to emergency situations and environmental incidents;
- Providing training to ensure compliance with our operations management system;
- Careful planning, good judgment and prudent monitoring of business activities;
- Communicating openly with all stakeholders regarding our activities; and
- Amending our policies and procedures, as may be required from time to time.

Health, safety, and environmental protection at Crescent Point is everyone's responsibility. We are accountable for creating and maintaining a safe workplace, where health and environmental performance has equal value and priority.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE MATTERS

Our Approach to Environmental, Social, and Governance Matters

Environmental, social, and governance (ES&G) matters are important to Crescent Point. Incorporating ES&G best practices in Board and executive decisions, the way our teams operate and throughout daily conversations at Crescent Point is a growing part of our culture.

Throughout this information circular, we outline our governance measures, such as board renewal and diversity, engagement, and compensation. This section of the document provides high-level information on other components that form our ES&G practices.

Shareholder Engagement

Crescent Point views regular shareholder engagement as an essential element of strong corporate governance and an integral part of our business. Management and the Board proactively meet with institutional shareholders, governance teams, and proxy voting firms annually to solicit input on our business and corporate governance matters.

As part of our shareholder engagement process, we invited shareholders to engage directly with the Board, in the absence of management, in March and November 2018. In November, we invited shareholders representing approximately 30% of common shares outstanding to engage in individual meetings with our new Chair of the Board and Chair of the HRCC. Shareholders representing approximately 25% accepted the invitation. The dialogue during the meetings covered topics including the company's strategy, finances, compensation, management team changes, and environmental, social, and governance practices. Shareholders expressed appreciation for the opportunity to engage directly with the Board. A majority expressed their interest in both meeting annually and being provided with an opportunity to engage upon request in the spring around the AGM. In 2018, we used the feedback we received from shareholders to help guide the direction of the company, this feedback was also taken into account by the HRCC and Board as they evaluated and revised our approach to executive compensation and overall compensation plan. For a more detailed summary on specific themes that emerged and actions taken relating to compensation, see the 'Compensation Plan Changes' section. The Board recognizes the importance of aligning pay to performance and shareholder expectations and will continue its outreach to shareholders, including through the annual shareholder engagement process and through say-on-pay voting at our upcoming AGM.

Crescent Point's active investor relations ("IR") program provides transparent and timely communication about current operational and financial results and the company's outlook. The IR and corporate communications team grants retail and institutional shareholders, analysts, media, employees, and other stakeholders direct company access.

As the company's new President and CEO, Mr. Bryksa has also initiated a quarterly outreach program, in addition to investor conferences and roadshows, to further enhance shareholder communications, he has facilitated internal communication with Board members outside of regularly scheduled meetings by providing monthly updates. Shortly following his appointment in September 2018, he conducted numerous shareholder outreach calls and presented at eight conferences or marketing roadshows, listed in chronological order: BMO roadshow marketing, Scotiabank

roadshow marketing, National Bank roadshow marketing, Peters & Co. 2018 Energy Conference, RBC roadshow marketing, CIBC roadshow marketing, roadshow marketing in Victoria, and AltaCorp roadshow marketing.

In 2018, Crescent Point's management team attended eight investor-focused industry conferences, held analyst meetings with each of the company's 17 research analysts, met with approximately 170 institutional investors and presented at several sales and trading desks. Management also hosted five conference calls for the investment community, media, and general public.

The company enhanced its website to better allow current and prospective shareholders to search for additional information such as conference call replays, investor presentations, financial reports, annual information forms, Board mandates, committee charters, and shareholder meeting voting results. Paper copies can also be provided upon request.

The IR team can be contacted directly at 1-855-767-6923, investor@crescentpointenergy.com or Suite 2000, 585 – 8th Avenue SW, Calgary, Alberta T2P 1G1.

Environmental Commitment

As one of Canada's largest light and medium oil producers, Crescent Point aims to lead by example in all aspects of our operations. We conduct our business in a manner that minimizes impact on the air, land, and water surrounding our operations.

We have undertaken numerous projects to reduce our emissions, including building new gas plants and increasing capacity at existing facilities in our major areas of operation and tying in single-well batteries to conserve produced gas. As a result of these projects, our corporate emissions intensity decreased in 2018. We are proud that our disciplined cost control has not come by sacrificing our commitment to the environment.

We have nearly eliminated the use of fresh water in the Shaunavon resource play by utilizing non-potable, saline water from the Belly River formation. We also work closely with municipalities and industry partners to use produced, recycled or waste-water wherever possible. We continue to seek out sustainable water sources to reduce the usage of fresh water across our operations.

Safety Culture

Crescent Point is committed to protecting the health and safety of employees, contractors and the public. We strive to ensure that not only are our employees and contractors aware of our safety standards, but that all of our stakeholders know and understand our Health, Safety, and Environmental Protection Policy. Our prime objective is to make certain that our workers and the people potentially impacted by our operations arrive home safely and healthy at the end of each day.

Our leadership team believes that every job can and must be done safely, that everyone is accountable for safety performance and that all employees have the right - in fact, the obligation - to refuse unsafe conditions and voice concerns about potential hazards. By instilling a culture of safety across our operations, we have witnessed both an increase in hazard identification as well as a reduction in Total Recordable Injury Frequency and Serious Injuries and Fatalities year over year.

Employee Engagement

Research consistently shows that companies with a high level of engagement outperform those companies that have lower levels of engagement. We believe that employee engagement helps drive our high-performance organization as well as key business results. For the past 12 years, we have conducted annual employee surveys of our field and office staff designed to measure employees' engagement. We have collected important information from these survey results which have helped us enhance organizational productivity and efficiency. In 2019, we transitioned our survey to Willis Towers Watson who surveys over 10 million people a year to provide us with a broader ability to benchmark with other oil and gas companies. Our 2019 employee survey results show that Crescent Point employees have a

higher level of engagement than other oil and gas companies with over 86% of our employees being engaged. Crescent Point Energy also exceeds oil and gas industry norms in 10 out of 16 engagement categories. Our key strengths include a high degree of collaboration and team work, a flexible work environment, and a focus on efficiency that exceeds the industry norm. Our highly engaged workplace provides Crescent Point a competitive advantage in attracting and retaining the key talent we need to drive our business forward.

Crescent Point was recognized as a Top Employer in Alberta in 2019 (Alberta Top 75 employers 2019).

Community Engagement

We believe that creating positive impacts on the communities in which we operate is a further extension of our strong governance practices. As such, we place a high priority on helping to enhance the well-being of our people and communities. We undertake our operations in a manner that minimizes environmental impact and maximizes safety, while supporting ethical business practices. Our Corporate Social Responsibility Policy has become an essential part of our overall governance and risk management systems. Employees, contractors and suppliers must adhere to and are governed by this policy in their daily work schedules and activities.

We strive to build and foster respectful relationships with our stakeholders, including shareholders, employees, contractors, landowners, communities, private sector partners, media, government, regulators, and non-government organizations. Engaging in dialogue with stakeholders to understand their concerns, inform them of plans, and identify solutions ensures decisions are made with input from all stakeholders. In late 2018, we conducted an external engagement survey with several stakeholder groups to hear which environmental, social and governance issues matter most to them. We have incorporated their feedback and applied it to our reporting practices.

Crescent Point dedicates substantial human and financial resources to a variety of charitable organizations through volunteering, sponsorships, and donations. We support charities that focus on education, health, safety, the environment and sports in the communities where our people live, work and operate. Since our inception in 2001, we have committed over $30 million to these causes. In 2018, our major partnerships included STARS, Weyburn and District Hospital Foundation, Classroom Champions, TELUS Spark, local recreation centres, and first responders. In addition to monetary contributions, our staff have committed thousands of volunteer hours across our operating areas, with over 75% of our employees volunteering more than 2,000 hours of community service in 2018.

We continue to implement annual corporate goals and strategies to build and improve upon these focus areas. More information about our policy and practices can be found on our website at www.crescentpointenergy.com/responsible.

EXECUTIVE COMPENSATION HIGHLIGHTS

The HRCC ensures our executive compensation plan is based on sound decision-making processes and is competitive, pays for performance, attracts, retains and motivates talent, and focuses on creating shareholder value.

Our Plan Includes and Incorporates:

- ✓ Pay for performance – 87% of CEO compensation is performance contingent
- ✓ Performance-based vesting – 75% of CEO pay mix is long-term compensation effected by corporate performance and share price
- ✓ Strategically-aligned incentive metrics and goals with nil payout if targets are not achieved
- ✓ Shareholder approval of material Stock Option Plan amendments
- ✓ Benchmarking – our compensation and corporate performance is benchmarked to a group of size appropriate and industry relevant peers
- ✓ Comprehensive annual compensation review process
- ✓ Independent advice from several external consultants
- ✓ Proactively sought feedback from shareholders
- ✓ Board discretion over all compensation matters
- ✓ Clawback policy applies to all executives and all incentive compensation awarded
- ✓ Anti-hedging policy that prohibits hedging share-based compensation
- ✓ Officer share ownership requirements
- ✓ Benefits and perquisites are market competitive and represent a small part of compensation
- ✓ Executive employment agreements that protect specialized knowledge, contacts, and connections
- ✓ Double trigger provisions in the event of a change of control

Our Plan Does Not Offer:

- ✗ Repricing of Options
- ✗ Non-employee director participation in Stock Option Plan
- ✗ Compensation for dividends on RSUs and PSUs until they vest
- ✗ Tax gross-ups
- ✗ Excessive perquisites
- ✗ A pension plan

See the 'Executive Compensation Discussion and Analysis' section for more information.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

This Executive Compensation Discussion and Analysis ("CD&A") describes our compensation philosophy and plan, governance practices, corporate highlights, scorecard results, and Named Executive Officer ("NEO") compensation for the year ended December 31, 2018. You can find detailed information on the following pages:

EXECUTIVE COMPENSATION PLAN DESCRIPTION

Named Executive Officers

This CD&A describes the executive compensation decisions made by the Board in 2018 for our NEOs who, as at December 31, 2018, were:

Mr. Craig Bryksa, President and Chief Executive Officer

Mr. Ken Lamont, Chief Financial Officer

Mr. Ryan Gritzfeldt, Chief Operating Officer

Mr. Derek Christie, Senior Vice President, Exploration and Corporate Development[(1)]

Mr. Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets

Note:

(1) Mr. Christie departed from Crescent Point effective March 20, 2019.

Compensation Philosophy

The foundation of our compensation design and decisions is to align pay with performance. Our compensation programs are designed to link executive compensation outcomes with execution of business strategy and shareholder interests. To achieve this balance, our compensation plan is designed to meet the following objectives:

- **Pay for performance:** reward executives for planning and execution of strategy that results in sustained value creation for shareholders.
- **Pay at-risk:** a large majority of executive compensation is "at-risk" because payments are linked to the achievement of performance metrics and the value of realized pay increases or decreases based on actual company and share price performance.
- **Market competitive:** our programs are designed to provide market median compensation for at target performance. Compensation of individual executives may be positioned below, at, or above median depending on experience, performance, and scope of role.
- **Attract, retain, and motivate:** compensation plan design and opportunity enables us to attract, retain, and motivate executive talent.
- **Affordable:** we manage our compensation programs and costs to ensure sustainability over the long term.


Pay for Performance
Affordable
Pay at-risk
Attract, Retain, and Motivate
Market Competitive

Compensation Plan Changes

In 2018 and 2019, we continued to evaluate and implement changes to our compensation plan and governance practices in response to feedback received during our ongoing shareholder engagement and our 2018 say-on-pay advisory vote.

Compensation Plan Changes:

- We **increased the weighting of relative TSR** within the PSU scorecard to provide an increased emphasis on relative share price improvement.
- We improved our compensation peer group selection process and criteria, and **better aligned the executive compensation peer group.**
- We **improved our mix of long-term incentives** to better balance absolute and relative share price performance, as well as short and long-term performance targets. Options have **back-end weighted four-year vesting** profiles to align with longer term share price performance.
- In 2019, we realigned the PSU scorecard metrics with the execution of the transition plan and strategic goals by replacing the PPS and DCIRR metrics with **two new metrics for the PSUs granted in 2019,** including: a new corporate-level return on capital deployed metric; and, execution of the strategic plan over the three-year performance period. Relative TSR will continue to make up at least half of long-term corporate performance evaluation.

Governance Changes:

- **All officers entered into employment agreements** to better align with corporate governance best practice and market competitive termination provisions.
- We extended share executive ownership requirements to include all officers, not just CEO, CFO, and COO.

The following table summarizes the shareholder feedback we received during 2018 and how our programs incorporate what we heard. More details can be found in sections: 'Shareholder Engagement', '2018 NEO Compensation', and 'Looking Ahead to 2019'.

What We Heard	What We Did
Favourable Feedback:	**Response:**
• Combination of three LTI components including PSUs, RSUs, and Options results in a balanced plan	• Our LTI mix continues to have three components: PSUs, RSUs, and Options
• LTI vesting schedules include a combination of ratable and cliff vesting up to four years	• Our vesting schedule remains unchanged
• Options are back-end weighted with 40% vesting in the fourth year	
Constructive Feedback:	**Response:**
• Magnitude of NEO pay	• Reset executive pay in connection with establishing a new senior leadership team, reducing NEO compensation by ~20%
• LTI mix - the option weighting should be reduced	• In 2019, we changed the LTI mix for officers to 70% PSUs, 20% RSUs, and 10% Options; increasing emphasis on relative share price improvement and long-term performance targets
• STIP - consider more transparency on measures and illustrate how executive compensation is linked to execution of strategic plan	• In 2019, execution of annual performance milestones which are critical to achievement of our long-term strategic plan will be measured within the STIP scorecard
• PSU - consider different internal metrics:	• In 2019, the PSU metrics will include:
• Maintain relative TSR weighting of at least 50%	• Relative TSR weighted at least 50%
• PPS is not fully aligned with strategy	• A new economic return metric
• DCIRR - lacks visibility and, therefore, is difficult to compare to peers, this measure is at an asset level instead of corporate level	• Execution of the long-term strategic plan

Compensation Components

The pay mix for our NEOs includes a variety of components in order to meet the objectives of our compensation philosophy. The majority of NEOs' pay is at-risk, designed to align pay with performance.

The following components make up the total compensation package for our NEOs. To meet the objectives of our compensation philosophy, the package includes both fixed and variable compensation components.



Salary
STIP
PSUs
RSUs
Options
Pay at-risk

Type	Component	Objective	Timeframe	Description
Fixed (not at-risk)	Base Salary	Market competitive fixed compensation for performing day-to-day responsibilities	Ongoing	• Fixed compensation based on role, skills, and responsibility • Established considering peer market data • Reviewed annually • Executives also earn 6% of salary as retirement savings
Variable (at-risk)	Short Term Incentive (STIP)	Reward based on annual corporate and individual performance	1 Year	• Annual cash award • Based on STIP scorecard achievement • Payout range 0-125% of base salary
	Restricted Share Units (RSUs)	Align compensation with medium-term corporate performance and shareholder interest	3 Years	• Annual grant • Vest in thirds over three years (ratable vesting) • Settled in shares

	Performance Share Units (PSUs)	Align compensation with long-term corporate performance and shareholder interest	3 Years	• Annual grant
				• Vests after three years (cliff vesting)
				• Realized value is based on common share price at time of vest and corporate performance over the three-year performance period, measured by the corporate performance multiplier (0-2x) which in 2018 is based on:
				  • 50% Relative Total Shareholder Return
				  • 25% Debt-Adjusted Production per Share
				  • 25% Drilling Capital Internal Rate of Return

	Stock Options	Align compensation with long-term corporate performance and shareholder interest	4 Years	• Annual grant • Back-end weighted four-year vest schedule, with 20% vesting on the first, second and third anniversaries, and 40% vesting on the fourth anniversary of the grant date • Expires on the seventh anniversary of the grant date
Other Compensation	Benefits	Market competitive benefits		• Extended health and dental, group life, accidental death and dismemberment, critical illness, and disability insurance • Non-taxable health spending account and taxable personal spending account • Executive medical • Limited perquisites (i.e. parking) • We do not have a pension plan

Salary

Salaries are reviewed annually and are established considering the executive's role, responsibilities, experience, performance, and peer market data. Executives also earn 6% of salary as retirement savings, provided instead of pension benefits.

Short Term Incentive Plan

Our short-term incentive component, STIP, is an annual cash award based on a scorecard that measures strategically-aligned metrics and goals set at the start of the year. The STIP scorecard is a combination of financial, operational, safety and environment, technical, process improvement, and cultural goals.

The HRCC, Board, and management participate in an annual goal setting process where goals are aligned with achievement of corporate strategy in the year. At the end of the year, the HRCC and Board review Crescent Point's performance against the pre-determined goals to evaluate corporate performance in the year. In 2018, the Board established the following performance categories to assess corporate performance for the 2018 STIP award:

STIP Category	Metric / Goal	Weight
Financial and Operational	Funds flow per share Net debt to funds flow Annual production Operating expenses per boe G&A costs per boe Capital efficiency Recycle ratio EH&S - TRIF[(1)] and SIF[(2)]	75%
Competitiveness	Strategic and technical initiatives Business process improvements Culture and communication goals	25%

Notes:
(1) Total Reportable Injury Frequency.
(2) Serious Injury and Fatality - includes near misses.

The aggregate STIP target for NEOs is one times salary, however, if the Financial and Operational category targets are not met, the payout is nil on individual metrics. In addition, the competitiveness goals must be achieved at an aggregate achievement level of 75% or greater to trigger any payout. The maximum payout for meeting stretch targets for all the financial and operational goals is 125%. See the 'STIP Achievement' section for the 2018 detailed scorecard.

In 2019, the STIP scorecard is heavily weighted to the execution of the strategic goals outlined in our transition plan. See the 'Looking Ahead to 2019' section for more information on changes in 2019.

Long-term Incentives

Our LTI pay consists of three share-based compensation components: PSUs, RSUs, and Options. The LTI award value for each executive is established taking into account the officer's role, experience, performance, peer market data, and previous grants of share-based awards. The LTI award value is split between the three components based on the desired LTI mix, which is reviewed annually.

Long-term Incentive Mix

The 2018 LTI award was delivered approximately 50% in PSUs, 25% in RSUs, and 25% in Options.

In 2019, the Board adjusted the LTI mix based on shareholder feedback. **The 2019 LTI award will be delivered 70% in PSUs, 20% in RSUs, and 10% in Options.**


25%
50%
25%
10%
20%
70%
PSUs
RSUs
Options
2018
2019

Long-term Incentive Vesting

The LTI vest profile provides a mix of ratable and cliff vesting up to four years ensuring value is realized over the long term and is linked to both absolute and relative total shareholder return.



Year 1
Year 2
Year 3
Year 4
... Year 7
• foward looking
• performance vested
• 3-year cliff vest
PSUs
100%
• aligns with shareholders
• improves retention
• 3-year ratable vest
RSUs
33%
33%
33%
• long-term share-price growth based
• 4-year ratable vest
• weighted 40% in year 4
Options
20%
20%
20%
40%
Expire

For more information on the LTI components see Appendix A: Restricted Share Bonus Plan, Appendix B: PSU Plan, and Appendix C: Stock Option Plan.

Performance Share Units

PSUs align pay with corporate performance over the long term. The performance metrics and relative TSR peer group are approved by the Board at the beginning of each three-year performance period. PSUs performance vest at the end of the three-year performance period.

For PSUs granted in 2018, the performance metrics and levels are:

PSU Metric with 3-year Performance Period	Weight	Threshold P25	Target P50	Max P75
Total Shareholder Return relative to PSU peer group[(1)] (Relative TSR) • Relative TSR is a measure of the performance of our share price, with dividends, in relation to our peers over the three-year period	50%	25%	50%	75%
Debt-Adjusted Production per Share (PPS) • PPS: calculated based on debt-adjusted year-over-year fourth quarter production per share growth plus yield[(2)] • Annual results are averaged	25%	1%	4%	7%
Drilling Capital Internal Rate of Return (DCIRR) • Calculated using our actual audited drilling, completion and tie-in costs, and using our independent reserve engineering price deck and reserve assignments • Annual results are averaged	25%	25%	35%	45%

Notes:
(1) See the 'PSU Peer Group' section for our 2018 performance peers.
(2) Targets based on WTI of US$55/bbl and yield of 2%, final targets are adjusted for actual yield and WTI price over the performance period.

When PSUs vest, a payout multiplier of nil to two times, depending on the level of achievement, is applied. The PSU payout multiplier ensures meaningful participation in the upside when performance is strong and below target to zero value if the company underperforms over the three-year performance period.

See the 'PSU Achievement' section for 2018 metric achievements.

ii. Options

In 2018, we introduced our Stock Option Plan, which was approved by shareholders at the 2018 AGM. Options reward executives for absolute share price growth, aligning executives with shareholder interests. Our Options have a ratable vest profile that is longer than most plans with back-end weighting in the fourth year, ensuring that Options reward long-term and sustained share price improvement. Options expire seven years from the date of grant.

iii. Restricted Share Units

RSUs enhance executive-shareholder alignment over time, provide retention value in a volatile commodity price environment, and create an ownership culture where management acts and thinks like shareholders. RSUs are full value notional grants of units that track the common share price over the vesting period. RSUs vest in thirds over three years.

Benchmarking

We benchmark compensation and corporate performance against our industry peers. Each year, management and the HRCC analyze various characteristics of industry peers to compile relevant peer groups for benchmarking executive compensation and evaluating corporate performance. Ultimate approval rests with the Board. The 2018 peer group constituents, the rationale for selection, and overlap between the groups is outlined below.

Compensation Peer Group

Our compensation peer group is reviewed annually and is used to benchmark executive target compensation quantum, pay mix, and plan features to ensure we offer a market competitive pay package. Target compensation is measured against size-appropriate energy industry businesses with which we compete for executive talent. In 2018, the HRCC enhanced its approach for establishing the executive compensation peer group, conducted a thorough review, and approved an updated peer group. Under this systematic and objective approach, we:

- Evaluate exploration and production ("E&P") companies, peers of our current peers, and proxy advisor identified peers.
- Include companies who we compete with for executive talent, which expands the peers, to include some non-E&P companies.
- Position Crescent Point around the middle of the peer group in terms of market capitalization, revenue, and production.

As a result of this review, larger peers Canadian Natural Resources Ltd. and Husky Energy Inc. were removed from the peer group, with Inter Pipeline Ltd., Keyera Corp., and Paramount Resources Ltd. added as to position Crescent Point near the mid-point of the group. The resulting peer group includes 13 companies both comparable in size (e.g. production, market capitalization, or revenue) and compete with us for CEO and executive talent.

The PSU peer group is used to evaluate our relative TSR performance and consists of all oil and gas E&P companies in the S&P/TSX Capped Energy Index at the beginning of the performance period, with an enterprise value ("EV") over $3 billion for the three-year performance period ending December 31, 2020, plus five comparable US peers added in 2018, resulting in a group of companies that operate in the areas in which Crescent Point operates. We exclude E&P companies below the enterprise value threshold to ensure we are benchmarking against peers with more comparable asset bases, strategy, and risk/return profiles.

The following table outlines our Compensation and PSU peer groups.

	Compensation Peers	PSU Peers		
	2018	2016-18	2017-2019	2018-2020
ARC Resources Ltd.	•	•	•	•
Birchcliff Energy Ltd.			•	
Baytex Energy Corp.	•		•	
Canadian Natural Resources Ltd.		•	•	•
Cenovus Energy Inc.	•	•	•	•
Continental Resources Inc.[(1)]				•
Encana Corp.	•	•	•	•
Enerplus Corp.	•		•	•
Husky Energy Inc.		•	•	•
Imperial Oil Ltd.		•	•	•
Inter Pipeline Ltd.	•			
Keyera Corp.	•			
MEG Energy Corp.		•	•	•
Newfield Exploration Company[(1)(2)]				•
Oasis Petroleum[(1)]				•
Paramount Resources Ltd.	•			
Peyto Exploration & Development Corp.	•	•	•	•
Prairiesky Royalty Ltd.		•	•	•
QEP Resources Inc.[(1)]				•
Seven Generations Energy Ltd.	•	•	•	•
Suncor Energy Inc.		•	•	•
Tourmaline Oil Corp.	•	•	•	•
Vermilion Energy Inc.	•	•	•	•
Whitecap Resources Inc.	•	•	•	•
WPX Energy Inc.[(1)]				•

Notes:

(1) US-based company added to 2018-20 PSU peer group.

(2) Newfield will be removed from relative TSR assessment due to acquisition by Encana.

Annual Compensation Review Process

Our annual compensation review process involves our management, the HRCC, and external compensation advisers, as needed, with ultimate decision-making by the Board. The annual compensation review process follows these steps:


Establish
Review
Recommend
Determine
Assess
Finalize

Establish corporate performance metrics and goals - In the first quarter of each year, management recommends to the HRCC for review and recommendation to the Board for approval:
- Corporate STIP scorecard detailing metrics and performance targets; and
- PSU scorecard metrics and relative TSR peer group.

Review market competitiveness, plan design, and governance practices - During the second and third quarter, with the support of management and its external independent consultant, the HRCC:
- Establishes and recommends to the Board for approval an executive compensation peer group used to evaluate the market competitiveness of compensation decisions and outcomes;
- Conducts a market competitiveness review of total compensation; and
- Reviews the plan design and governance practices taking into consideration shareholder feedback.

Develop recommendations - In the fourth quarter, based on its review, management makes recommendations to the HRCC for consideration. With input from its independent external advisor, the HRCC approves and makes a recommendation to the Board for approval, including:
- Compensation plan design and/or governance changes;
- Changes to annual target compensation, pay mix and/or LTI mix; and
- Stress testing of proposed changes.

Determine compensation - In the fourth quarter, the CEO makes recommendations to the HRCC on each component of officer compensation taking into account the officer's role, experience, performance, peer market data, and previous award values. With input from the independent external consultant, the HRCC recommends to the Board the CEO and officer compensation decisions, including salary, STIP outcomes, and annual LTI awards.

Assess corporate performance - In the first quarter, following the end of each performance year, management analyses corporate STIP achievement and PSU metric achievement against the approved goals and targets and presents the results to the HRCC for review and recommendation to the Board for approval. In its review, the HRCC:
- Reviews management's analysis, considers market conditions and internal and external factors;
- Consults with its external independent consultant; and
- Approves and recommends to the Board for approval the STIP and PSU achievement multiples.

Finalize total compensation - The HRCC presents its recommendations to the Board for approval. Final approval sits with the Board, and the Board may apply informed judgment to make adjustments where it deems appropriate as compensation outcomes are finalized.

Management

Management monitors governance and industry trends, conducts market analysis and benchmarking, proposes amendments to compensation plans and practices, sets corporate goals and metrics that align with our corporate strategy, sets and evaluates individual executive goals, and makes compensation recommendations to the HRCC for consideration and approval.

Human Resources and Compensation Committee

The HRCC oversees compensation philosophy, policies, and practices for all executive and staff, and considers any related risks. The HRCC is responsible for CEO and officer performance evaluation, succession planning, employment contracts, share ownership requirements, annual review of compensation levels and components, and termination settlements. It also keeps abreast of industry pay plans and ensures the company follows sound compensation governance practices, including engaging with shareholders on compensation matters. The HRCC acts in an advisory capacity to the Board by reviewing management proposals prior to making recommendations to the Board for approval

of CEO and officer compensation, share ownership requirements, equity incentive plans, and aggregate staff compensation budget.

Board

The Board, based on recommendations from the HRCC, is responsible for approving CEO and officer compensation, the compensation strategies of Crescent Point, and oversees the risks associated with our compensation policies and practices. The Board has final decision-making authority on all compensation matters.

External Compensation Consultant

External consultants are engaged as needed to provide independent advice. Annually since 2014, the HRCC Committee has retained Hugessen Consulting Inc., an independent compensation consultant, to report on peer compensation plans and provide feedback on compensation structure, peer group design, and proposed compensation decisions. For the first time in 2018, management engaged Meridian Compensation Partners, LLC to provide guidance on compensation plan design and review of executive compensation peer group. We also participate in and use the Mercer Total Compensation Survey, administered by Mercer (Canada) Limited, for purposes of benchmarking executive and employee compensation.

A summary of compensation consultant fees paid in 2017 and 2018 is outlined below:

Executive Compensation Related Fees	2017 ($)	2018 ($)
Hugessen Consulting Inc.[1]	184,000	62,875
Meridian Compensation Partners, LLC.	—	43,539
All Other Fees - Mercer	7,600	21,450

[1] Fees paid to Hugessen in 2017 related to executive compensation plan design when the Company introduced the PSU and Options plan.

Compensation Risk Management

Our compensation framework includes a number of policies and practices designed to prevent inappropriate or excessive risk-taking as described below:

Formal review and decision-making process: We follow a consistent annual compensation review process with regular and ad-hoc HRCC meetings as required. All elements of executive compensation are reviewed by the HRCC and approved by the Board.

Benchmarking: We use industry data to understand market practices and assess the competitiveness and appropriateness of our compensation plan.

Independent advice: We use external advisors, including compensation consultants and other experts, as required.

Focus on long-term performance: The proportion and nature of our share-based compensation incents our team to create long-term shareholder value. Annual awards of equity with overlapping vesting periods ensure that management has exposure to the long-term risks of their decisions.

Anti-hedging policy: We prohibit our officers and directors from participating in speculative activity intended to offset a decrease in the market value of our common shares.

Clawback policy: Crescent Point is able to recover compensation in certain circumstances, including but not limited to, where fraud, willful misconduct, or breach of fiduciary duty have occurred.

Discretion: The Board retains the ability to amend the compensation plan and/or to adjust awards to ensure alignment with individual and corporate performance, shareholder experience, and the level of risk taken to achieve results.

Business strategy: 'Manage Risk' is a key component of our business strategy, and we have strong risk management policies that protect all facets of our business including compensation.

Financial oversight: We encourage our committee chairs to have joint committee membership on the Audit and HRCC to ensure that, in assessing compensation, the members of the HRCC have an in-depth understanding of the risks associated with our business.

The HRCC and Board have reviewed our executive compensation framework for risk and have not identified any policies, practices, plans, or conditions that are reasonably likely to have a material adverse effect on our business.

Board Discretion

The Board retains discretion over all compensation matters and discretion may be used to ensure executive compensation levels are consistent with our compensation philosophy, are reflective of corporate performance and market conditions, and are aligned with shareholder experience. In 2018, the Board did not exercise discretion.

Clawback Policy

Our Clawback Policy applies to all grants made pursuant to our share-based compensation plans since March 11, 2014. Under the policy, any compensation, paid or payable to an employee, executive or director which is subject to recovery under any law, government regulation, order or stock exchange listing requirement, will be subject to deductions and clawback (recovery) as required.

In addition, if the Board determines that an employee, executive or director has engaged in conduct that is sufficiently detrimental to the company, either during or after the end of his or her employment, the Board may, at its sole election, terminate any incentive compensation payable that has not yet vested or been paid. Under the Clawback Policy, detrimental conduct includes, participating in transactions involving Crescent Point and our suppliers, which were under way, contemplated or under consideration at the time of termination or departure, disclosing confidential information, making inappropriate or defamatory comments about Crescent Point or breaches of the material provisions of any of our internal policies, including our Code of Business Conduct and Ethics. Other types of behaviour that could reasonably be expected to be considered "sufficiently detrimental" include fraud, willful misconduct, and breach of fiduciary duty.

Executive Ownership Requirements

The Board believes that aligning the interests of our directors and key executive positions with the interests of shareholders promotes sound corporate governance, and demonstrates a commitment to the long-term success of Crescent Point. Our CEO is required to own at least three times his annual salary in common shares and RSUs, and has five years to achieve the required level of ownership. In 2018, the Board extended the share ownership requirement to all other officers who are required to own two times their annual salary in common shares and RSUs. Our officers have five years from the later of their respective appointments, or five years from the effective date of the ownership requirement, to achieve the required level of ownership. For the purpose of determining share ownership, RSUs are valued at the greater of grant date value or current market value, and common shares are valued at current market value. PSUs and Options are not included in this calculation. **Our CEO and all NEOs have met their ownership requirements**, as detailed in the '2018 NEO Compensation' section.

The following table outlines the share ownership of our NEOs on April 10, 2019.

Name	Common Shares (#)	RSUs (#)	Total Common Shares and RSUs[(1)(2)] ($)	Ownership Requirement (Multiple of Salary)	Current Multiple of Salary (Including Common Shares and RSUs)	Meets Ownership Requirement
Craig Bryksa President and Chief Executive Officer	95,317	114,564	1,390,864	3x	3.48x	Yes
Ken Lamont Chief Financial Officer	228,885	71,211	1,848,289	2x	5.60x	Yes
Ryan Gritzfeldt Chief Operating Officer	199,770	68,902	1,700,473	2x	5.08x	Yes
Brad Borggard Senior Vice President, Corporate Planning and Capital Markets	102,520	60,064	1,053,186	2x	3.51x	Yes

Notes:

(1) Valued at the April 10, 2019 fair value of $5.30 per share.

(2) The value of RSUs for the purpose of determining minimum ownership requirements is calculated at the greater of grant date value or current market value. Common shares are valued at the current market value.

2018 PERFORMANCE AND METRIC ACHIEVEMENTS

Corporate Performance

When determining executive compensation levels, the HRCC, and Board consider incentive plan achievement levels, the company's overall performance and the performance of each executive.

In mid-2018, Crescent Point's new leadership team established a transition plan to become a more focused and efficient company with a stronger balance sheet. After a comprehensive review of the company's asset base, business strategy, and organizational structure, the new team immediately implemented change through several new initiatives and measures aligned with its plan. Crescent Point was also successful in exceeding its 2018 targets while maintaining a strong safety score. In 2018, the company achieved its lowest levels of TRIF and SIF over the past five years.

Disciplined Capital Allocation, Cost Reductions, and Operational Execution

- Revised capital allocation process to focus on risk-adjusted returns rather than simple volume growth
- Rescheduled capital program for a more consistent spending and production profile while also shutting-in uneconomic production
- Reduced total expenses by streamlining organizational structure and executive team
- Identified and realized capital cost reductions through reduced drilling days, completion optimization and improved logistics
- Executed 2018 program $38 million under budget with annual average production ahead of guidance
- Maintained strong financial flexibility by disposing of approximately 7,000 boe/d of non-core assets at attractive metrics for proceeds of over $355 million
- Advanced asset base resulting in organic Proved Plus Probable reserves additions of over 92 MMboe, which replaced 142% of 2018 production
- Increased net asset value per share by approximately four percent, assuming a constant price deck of US $55.00/bbl, or approximately eight percent adjusting for dividends paid in the year
- Identified and currently marketing additional disposition opportunities to focus the company and strengthen its financial position

The steps taken so far by management have allowed for a 2019 budget that is expected to generate significant excess cash flow available for net debt reduction and accretive share repurchases through a newly implemented normal course issuer bid program. This amount excludes proceeds from any additional dispositions, which would further enhance Crescent Point's financial flexibility.

STIP Achievement

The following table outlines the 2018 STIP scorecard and final achievements, as approved by the Board.

STIP Category	Weight	Target	Maximum	Achievement	Payout Level
Financial and Operational	75 %				
Funds flow per share ($/share)		≥3.17	≥3.27	3.17	9.4 %
Net debt to funds flow		≤2.30	≤2.20	2.30x	9.4 %
Annual production (boe/d)		≥177,000	≥182,000	178,166	10.1 %
Operating expenses per boe ($/boe)		≤13.00	≤12.50	13.13	0.0 %
G&A costs per boe ($/boe)[1]		≤1.84	≤1.75	1.80	10.8 %
Capital efficiency ($/boe)		19,000	17,700	19,406	0.0 %
Recycle ratio[2]		≥1.25x	≥1.50x	1.85x	12.5 %
EH&S - TRIF and SIF			see notes [3][4]		12.5 %
Competitiveness	25 %	Successful completion of initiatives	n/a	0.98	24.5 %
Strategic and technical initiatives					
Business process improvements					
Culture and communication					
STIP Achievement Level					**89%**

Notes:

(1) G&A target excludes separation payments.

(2) Based on 2P reserves and excludes changes in future development capital.

(3) EH&S Target – based on compliance level with health and safety roles and responsibilities standard. 100% achievement in 2018.

(4) EH&S stretch target - based on achieving a 5% improvement on the rolling two-year average SIF and TRIF level. SIF stretch target 0.28, actual achievement 0.20, includes near misses. TRIF stretch target 0.60, actual achievement of 0.56.

Our competitiveness goal successes in 2018 include:

Strategic

- Evaluate new technologies throughout our operations to add value to our assets and increase the inventory of opportunities for future development;
- Progress waterflood development with trialing new technologies and advancing on unitization; and
- Strategic sourcing initiatives to drive improved efficiencies and reduce risk in our supply chain.

Business Process

- Development of our operational technology platform, a pillar of our operations improvement program to improve field productivity and reduce costs; and
- Emissions reductions initiatives including flare and vent gas reduction projects and pilot projects for power generation including solar and natural gas.

Culture

- Initiatives to enhance culture and staff development including cross-department technical training, leadership development and innovation programs and community support initiatives across the areas we operate in.

After a full assessment of corporate performance in 2018 based on the STIP scorecard, the Board determined that no discretionary adjustments were warranted and the final 89% achievement level was approved by the Board.

Individual STIP awards can be found in the '2018 NEO Compensation' section.

PSU Achievement

The following table outlines PSU achievements for the three-year performance period ended December 31, 2018, as approved by the Board.

PSU Metric	Weight	Percentile / Achievement[1]	Weighted Payout Multiple
Relative TSR[2]	1/3	0 %	0.00
PPS[3]	1/3	58 %	0.33
DCIRR	1/3	100 %	0.67
Aggregate Payout Multiple			**0.99**

Notes:
(1) Metric achievement: Relative TSR: P0, PPS: 2.2%, DCIRR: 58%.
(2) The TSR is calculated for the 3-years ending December 31, 2018.
(3) The PPS calculation is benchmarked to Board-approved targets based on WTI of US $50/bbl.

Individual PSU grants can be found in the '2018 NEO Compensation' section.

2018 NEO COMPENSATION

The HRCC and Board is committed to our pay for performance philosophy. Total target compensation is aligned with our business strategy and is designed to reward based on corporate performance and shareholder experience. We heard shareholder concerns regarding CEO and executive pay at the 2018 AGM and through various shareholder outreach initiatives in 2018. We are **committed to making the changes needed to reset CEO and executive compensation** to better align pay with corporate performance. 2018 has been an instrumental year in shifting executive compensation - a shift that we will continue to execute on through 2019.

We ask our shareholders to support our approach and **we encourage you to vote FOR the advisory vote on executive compensation.**

The role, and responsibilities, and total compensation for each of the NEOs is as follows.

CRAIG BRYKSA — PRESIDENT and CHIEF EXECUTIVE OFFICER



Mr. Bryksa is responsible for Crescent Point's overall leadership, mission, and strategy, and in conjunction with our Board, develops strategic initiatives and the business plan. This includes overall accountability for operating our business while managing risk and creating long-term sustainable value for our shareholders. Mr. Bryksa was appointed to President and Chief Executive Officer on September 5, 2018, and was promoted to interim President and Chief Executive Officer on May 29, 2018. Prior to his promotion, he was Vice President, Engineering West.

2018 Compensation Decisions

- Salary: The Board established a $400,000 annual salary in conjunction with Mr. Bryksa's promotion to President and CEO.
- Short-term incentive: Mr. Bryksa's 100% STIP target was unchanged upon promotion. His 2018 STIP award was calculated on prorated earnings and 89% corporate achievement based on the Board's assessment of corporate results in the year.
- Long-term incentives: The Board established an annualized LTI award for the President and CEO role of $2.50MM and granted a prorated award value based on the time spent in the President and CEO role in the year. As a result, Mr. Bryksa was granted $1.91MM which was awarded approximately 50% in PSUs, 25% Options and 25% RSUs.
- Total Compensation: Mr. Bryksa's total compensation is in the bottom-quartile of the executive compensation peer group.
- Pay at-risk: 87%

Ownership Requirement: 3x Salary — **Meets Ownership Requirement: Yes**

2018 Compensation ($)[1]	Base Salary[2]	STIP	PSUs	RSUs	Options	Total
	332,969	296,340	947,450	481,620	478,661	2,537,040


Salary 13%
STIP 12%
PSUs 37%
RSUs 19%
Options 19%
Pay at-risk 87%

KEN LAMONT — CHIEF FINANCIAL OFFICER



Mr. Lamont is responsible for all aspects of Crescent Point's finances as they relate to accounting, financial reporting, treasury, tax, risk management, and supply chain. Mr. Lamont plays a central part in supporting the company's business strategies including acquisition and divestiture activities. Prior to Mr. Lamont's promotion to Chief Financial Officer on January 1, 2016, he was Vice President, Finance and Treasurer.

2018 Compensation Decisions

- Salary: In 2018, Mr. Lamont's salary was unchanged from 2017.
- Short-term incentives: Mr. Lamont's STIP target was unchanged in 2018. His 2018 STIP award was calculated on earnings and 89% corporate achievement based on the Board's assessment of corporate results in the year.
- Long-term incentives: Mr. Lamont was granted $1.55MM in 2018, this was a decrease of 6% from 2017. The LTI was awarded as 49% PSUs, 27% Options, and 24% RSUs.
- Pay at-risk: 85%

Ownership Requirement: 2x Salary — **Meets Ownership Requirement: Yes**

2018 Compensation ($)[1]	Base Salary	STIP	PSUs	RSUs	Options	Total
	330,000	293,700	751,537	369,120	427,050	2,171,407

RYAN GRITZFELDT — CHIEF OPERATING OFFICER



Mr. Gritzfeldt is responsible for Crescent Point's production and development activities across our asset base. His focus is on creating shareholder value through innovative development of the company's assets in a safe and capital-efficient manner. Mr. Gritzfeldt is also responsible for our environmental, health and safety programs. Prior to Mr. Gritzfeldt's promotion to Chief Operating Officer on June 19, 2018 he was Vice President, Marketing and Innovation.

2018 Compensation Decisions

- Salary: Mr. Gritzfeldt received an 11.7% increase related to his promotion to Chief Operating Officer in 2018.
- Short-term incentives: Mr. Gritzfeldt's STIP target was unchanged at 100% in 2018. His 2018 STIP award was calculated on earnings and 89% corporate achievement based on the Board's assessment of corporate results in the year.
- Long-term incentives: Mr. Gritzfeldt was granted $1.41MM in 2018, which was a decrease of 1% from 2017. The LTI was awarded 50% in PSUs, 27% Options and 23% RSUs.
- Pay at-risk: 84%

Ownership Requirement: 2x Salary — **Meets Ownership Requirement: Yes**

2018 Compensation ($)[1]	Base Salary[3]	STIP	PSUs	RSUs	Options	Total
	318,813	283,740	701,810	331,037	380,250	2,015,650

BRAD BORGGARD — SENIOR VICE PRESIDENT, CORPORATE PLANNING & CAPITAL MARKETS



Mr. Borggard is responsible for corporate planning activities including strategy and portfolio management. He also oversees investor relations and corporate communications. Prior to Mr. Borggard's promotion to Senior Vice President, Corporate Planning and Capital Markets on June 19, 2018, he was Vice President Corporate Planning and Investor Relations.

2018 Compensation Decisions

- Salary: In 2018, Mr. Borggard's salary was unchanged from 2017.
- Short-term incentives: Mr. Borggard's STIP target was unchanged at 100% in 2018. His 2018 STIP award was calculated on earnings and 89% corporate achievement based on the Board's assessment of corporate results in the year.
- Long-term incentives: Mr. Borggard was granted $1.33MM in 2018, an increase of 2% from 2017. The LTI was awarded 49% in PSUs, 27% Options and 24% RSUs.
- Pay at-risk: 84%

Ownership Requirement; 2x Salary — **Meets Ownership Requirement: Yes**

2018 Compensation ($)[1]	Base Salary	STIP	PSUs	RSUs	Options	Total
	300,000	267,000	643,434	316,033	365,625	1,892,092

Notes:

(1) Excludes savings and other compensation.

(2) Prorated base salary based on the time spent in the President and CEO role. Annualized salary is $400,000.

(3) Prorated base salary based on the time spent in the COO role. Annualized salary is $335,000.

Cost of Management

The cost of management ratio expresses the total compensation paid or awarded to our NEOs as a percentage of Crescent Point's cash flow from operations as indicated in the following table. The **cost of management is ~20% lower** than 2017 as a result of management changes and resetting executive compensation in 2018.

	2016	2017	2018
Total NEO compensation(1)(2)	11.4	13.3	10.8
Cash flow from operations(2)	1,524.3	1,718.7	1,748.0
Cost of management ratio	**0.75 %**	**0.77 %**	**0.62 %**

Notes:
(1) Total NEO compensation for the top five most highly paid executive as set forth in the information circular for that year. For 2018, this includes the NEOs employed on December 31, 2018.
(2) In $ millions.

Common Share Performance

Crescent Point's share price performance and total shareholder return underperformed its peer energy indices during 2018. Due to this continued underperformance, Crescent Point initiated a transition plan in September 2018, led by a new leadership team and a new Chairman of the Board.

The new plan set out the following goals over a 24-month period:

- Focus the company's asset base through a disciplined disposition process;
- Strengthen the balance sheet;
- Enhance free cash flow generation through a lower cost structure and decline mitigation; and
- Improve capital allocation to focus on risk-adjusted returns versus simple production growth.

These changes have allowed the company to attract several new, high-quality independent directors to its Board as part of its renewal process. To date, Crescent Point has made improvements to its cost structure and capital allocation process, and is continuing to strengthen its balance sheet through increased free cash flow generation and ongoing asset dispositions. Continued execution of these deliverables is expected to enhance shareholder returns.

During 2018, Crescent Point's total shareholder return was -55%, which compared to -24% for the S&P/TSX Equal Weight Oil & Gas Index and -27% for the S&P/TSX Capped Energy Index. The energy sector's performance in 2018 was impacted by lower West Texas Intermediate oil prices, which declined by approximately 25% in 2018. The Canadian energy industry experienced increased volatility due to growing concerns on market access, which significantly widened oil differentials during the fourth quarter.

Investments directed to the Canadian energy industry also remained under pressure in 2018 with the sector's weighting decreased to 17.8% of the S&P/TSX Composite Index, down from 21.4% in 2016. Investors, including a growing number of passive exchange traded index funds, continued to direct funds to a small group of larger capitalization companies in Canada and a growing number of non-Canadian energy companies. Over 65% of the S&P/TSX Capped Energy Index is currently comprised of the five largest capitalized companies, which does not include Crescent Point.

Crescent Point's performance during the year was volatile due to its removal from various indices. In late 2018, Crescent Point was removed from the MSCI Canada Standard Index and was also considered a removal candidate from other major indices. In March 2019, Crescent Point was removed from the TSX60. These index changes reflect the company's market capitalization at a point in time, which remains below its fundamental net asset value. With the continued execution of its transition plan, Crescent Point has the potential to be added back to these indices over time.

Five-year Common Share Performance and Trend in Executive Compensation

The following graph illustrates changes in total shareholder return from December 31, 2013 to December 31, 2018, assuming an initial investment of $100 on December 31, 2013, in common shares with all dividends reinvested, compared to the S&P/TSX Capped Energy Index, Composite Index and Equal Weight Oil & Gas Index. The five-year trend in NEO total compensation illustrates the compensation realignment resulting from the improvements made to our compensation plan design in recent years, as well as CEO transition and a ~20% reduction in NEO compensation in 2018.

Five-year Total Shareholder Return


$135
$110
$85
$60
$35
$10

	Dec. 31/13	Dec. 31/14	Dec. 31/15	Dec. 31/16	Dec. 31/17	Dec. 31/18
Crescent Point Total Return	100.00	76.38	56.22	64.32	39.59	18.91
S&P/TSX Capped Energy Index	100.00	83.66	63.47	88.63	79.23	58.18
S&P/TSX Equal Weight Oil & Gas Index	100.00	89.27	67.69	94.21	85.47	65.17
NEO Total Compensation Index	100.00	75.89	55.76	38.10	44.62	36.09

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table provides a summary of compensation paid to our NEOs for the years ended December 31, 2018, 2017, and 2016.

Name and Position	Year	Salary[1] ($)	Share-based awards[2] ($)	Option based awards ($)	Non-equity incentive plan compensation: Annual incentive plans ($)	Non-equity incentive plan compensation: Long-term incentive plans ($)	Pension value ($)	All other compensation[3] ($)	Total Compensation ($)
Craig Bryksa President and Chief Executive Officer[4]	2018	352,947	1,429,070	478,661	296,340	—	—	10,431	2,567,449
	2017	222,600	916,707	—	273,600	—	—	13,001	1,425,908
	2016	212,000	591,089	—	237,600	—	—	9,480	1,050,169
Ken Lamont Chief Financial Officer	2018	349,800	1,120,657	427,050	293,700	—	—	20,101	2,211,308
	2017	349,800	1,639,365	—	316,800	—	—	20,201	2,326,166
	2016	337,080	1,077,363	—	377,784	—	—	21,593	1,813,820
Ryan Gritzfeldt Chief Operating Officer[5]	2018	337,941	1,032,847	380,250	283,740	—	—	9,499	2,044,277
	2017	318,000	1,432,898	—	288,000	—	—	9,460	2,048,358
	2016	299,980	892,273	—	336,204	—	—	10,887	1,539,344
Derek Christie Senior Vice President, Exploration and Corporate Development[6]	2018	333,900	1,043,892	397,800	280,350	—	—	9,530	2,065,472
	2017	318,000	1,432,898	—	336,000	—	—	9,560	2,096,458
	2016	296,800	862,855	—	332,640	—	—	15,144	1,507,439
Brad Borggard Senior Vice President, Corporate Planning and Capital Markets[7]	2018	318,000	959,467	365,625	267,000	—	—	9,460	1,919,552
	2017	318,000	1,298,599	—	288,000	—	—	9,460	1,914,059
	2016	291,500	662,325	—	326,700	—	—	10,928	1,291,453
Scott Saxberg Former President and Chief Executive Officer[8][10]	2018	387,563	1,851,042	1,053,000	—	—	—	15,314,874	18,606,479
	2017	848,000	2,785,025	—	768,000	—	—	20,216	4,421,241
	2016	954,000	2,528,842	—	900,000	—	—	21,855	4,404,697
C. Neil Smith Former Chief Operating Officer[9][10]	2018	286,200	1,166,714	444,600	—	—	—	2,342,205	4,239,719
	2017	381,600	1,676,652	—	312,000	—	—	20,216	2,390,468
	2016	381,600	1,137,488	—	427,680	—	—	22,890	1,969,658

Notes:

(1) Amounts reflect salary plus 6% savings.

(2) Share-based awards in 2018 includes PSUs and RSUs, 2017 includes PSUs; and 2016 includes RSUs and LTIP. See the '2018 NEO Compensation' section for more information. Amounts reflect the grant date fair value of the share-based compensation, computed in accordance with IFRS 2. Crescent Point uses IFRS 2 as its methodology for computing the grant date fair value for purposes of consistency with its financial statements. See the 'Executive Compensation Plan Description' section for more information.

(3) All Other Compensation includes health benefits, parking, and separation package for departed executives.

(4) Mr. Bryksa was promoted to interim President and CEO May 29, 2018, on September 5, 2018 he was appointed President and CEO.

(5) Mr. Gritzfeldt was promoted to Chief Operating Officer on June 19, 2018.

(6) Mr. Christie's role as Senior Vice President, Exploration and Corporate Development ended on March 20, 2019.

(7) Mr. Borggard was promoted to Senior Vice President, Corporate Planning and Capital Markets on June 19, 2018.

(8) Mr. Saxberg's role as President and CEO ended May 28, 2018. The value of Mr. Saxberg's separation package includes amounts for salary, benefits, STIP, and value of RSUs and PSUs that would have otherwise vested over the severance period with the following PSU performance achievement: 2016-2018=1.11 and 2017-2019=0.89. RSUs and PSUs were valued at $10.57, the 5-day VWAP preceding May 28, 2018. The aggregate amount paid associated with his departure from the Company is set forth below:

Element	($)
Separation payment[i]	4,823,481
Incremental value of PSU awards[ii]	10,473,124
Total separation payment	15,296,605
Other compensation[iii]	18,269
Total other compensation	15,314,874

Notes:

i. The cash payment made to Mr. Saxberg was comprised of his salary, benefits, and STIP entitlements under the terms of his employment agreement, as well as consideration for outstanding RSUs that would have otherwise vested over the severance period.
ii. Upon Mr. Saxberg's departure, in accordance with the Performance Share Unit Plan (see Appendix B for details) a portion of outstanding PSUs that would have otherwise vested over the severance period were paid based on actual performance for completed years and a 1x multiplier for foregone future achievement, plus cash dividends for the period.
iii. Value of other compensation not related to Mr. Saxberg's separation payment.

(9) Mr. Smith's role as Chief Operating Officer ended September 28, 2018. The value of Mr. Smith's separation package includes amounts for salary, benefits, STIP, and value of RSUs and PSUs that would have otherwise vested over the severance period with the following PSU performance achievement: 2016-2018=1.11 and 2017-2019=0.89. RSUs and PSUs were valued at $7.60, the 5-day VWAP preceding September 19, 2018. The aggregate amount paid associated with his departure from the Company is set forth below:

Element	($)
Separation payment(i)	2,305,826
Incremental value of PSU awards(ii)	—
Total separation payment	2,305,826
Other compensation(iii)	13,571
Total other compensation	2,319,396

Notes:

i. The cash payment made to Mr. Smith was based on common law and comprised of consideration for salary, benefits, STIP, and outstanding RSUs that would have otherwise vested over the severance period.
ii. Upon Mr. Smith's departure, in accordance with the Performance Share Unit Plan (see Appendix B for details) a portion of outstanding PSUs that would have otherwise vested over the severance period were paid based on actual performance for completed years and a 1x multiplier for foregone future achievement, plus cash dividends for the period.
iii. Value of other compensation not related to Mr. Smith's separation payment.

(10) RSU and PSU awards granted in 2018 were canceled on the termination date.

Incentive Plan Awards – Value Vested or Earned During the Year

The share-based award value vested during the year reflects all RSUs and PSUs that vested in 2018 and are valued at the vest date value. The non-equity incentive plan compensation value earned in the year reflects our STIP component. No Options vested in 2018.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Craig Bryksa President and Chief Executive Officer	—	500,044	296,340
Ken Lamont Chief Financial Officer	—	1,036,203	293,700
Ryan Gritzfeldt Chief Operating Officer	—	906,229	283,740
Derek Christie Senior Vice President, Exploration and Corporate Development(2)	—	860,005	280,350
Brad Borggard Senior Vice President, Corporate Planning and Capital Markets	—	726,386	267,000
Scott Saxberg Former President and Chief Executive Officer	—	1,074,611	—
C. Neil Smith Former Chief Operating Officer	—	465,202	—

Notes:

(1) Under the RSBP, while an RSU is outstanding, an amount accrues in respect of the RSU equal to the aggregate amount paid by Crescent Point in dividends per common share during the period. The Board elected to cause the company to pay out in cash the dividend amounts

on all RSUs concurrently with the payment of the applicable dividends on the company's common shares. Effective January 1, 2017, dividend amounts are no longer paid on RSUs held by executives, including the NEOs, until such RSUs vest.

(2) Mr. Christie's role as Senior Vice President, Exploration and Corporate Development ended on March 20, 2019.

Outstanding Share-based Awards and Option-based Awards

The future estimated payouts pursuant to outstanding awards issued under our RSBP, PSU, and Stock Option plan as at December 31, 2018 for each of the NEOs is noted in the table below. PSUs are valued based on estimated achievement taking into account actual achievement as of December 31, 2018 and the minimum payout level where future achievement is unknown. PSUs and RSUs are valued at $3.95 per share, calculated as the five-day volume-weighted average price ending December 31, 2018.

	Option-based awards				Share-based awards		
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Craig Bryksa President and Chief Executive Officer	74,258 131,250	9.66 10.06	7/2/2025 1/8/2025	— —	210,296	427,477	325,842
Ken Lamont Chief Financial Officer	182,500	10.06	1/8/2025	—	229,582	500,620	582,710
Ryan Gritzfeldt Chief Operating Officer	162,500	10.06	1/8/2025	—	206,395	437,898	509,321
Derek Christie Senior Vice President, Exploration and Corporate Development(1)	170,000	10.06	1/8/2025	—	204,904	440,861	509,321
Brad Borggard Senior Vice President, Corporate Planning and Capital Markets	156,250	10.06	1/8/2025	—	185,579	396,268	461,586
Scott Saxberg Former President and Chief Executive Officer(2)	450,000	10.06	5/28/2019	—	—	—	—
C. Neil Smith Former Chief Operating Officer(2)	190,000	10.06	9/28/2019	—	—	—	—

Notes:

(1) Mr. Christie's role as Senior Vice President, Exploration and Corporate Development ended on March 20, 2019.

(2) Options will expire on the one-year anniversary of the termination date. As of the validation date, April 10, 2019, these options have no realizable value.

Burn Rate

The following table shows the trend in our burn rate over the past three years. In 2018, our Option Plan was introduced and options granted for the first time. In 2017 and 2016, Crescent Point's only security-based compensation arrangement was the RSBP. Burn rate is measured as a percentage of the number of securities granted under the arrangement during the applicable fiscal year divided by the weighted average number of common shares outstanding for the applicable fiscal year.

	2016	2017	2018	2019 E
Burn rate - RSBP	0.8 %	0.6 %	1.0 %	0.8 %
Burn rate - Options	n/a	n/a	0.6 %	0.2 %

TERMINATION AND CHANGE OF CONTROL BENEFIT

Employment Agreements

In 2019, Crescent Point entered into executive employment agreements with all officers. This is aligned with corporate governance best practice.

The employment agreements with our NEOs include a change of control provision with a "double trigger", whereby in the event of a Change of Control (as defined in the agreement and summarized below) and upon termination of employment without cause or resignation for Good Reason (as defined in the agreement and summarized below), the CEO, CFO, and COO have the right to receive a lump sum payment (less required deductions) equal to two times (1.75 times for other NEOs) the aggregate of the NEO's: (i) salary; (ii) 15% of the NEO's salary in lieu of lost benefits; and (iii) an amount equal to the average annual cash bonus (STIP) earned and received in the three financial years ended immediately prior to the termination of the NEO's employment. NEOs will also receive an annual cash bonus (STIP) amount prorated to the termination date.

The agreement defines a "Change of Control" as (i) the issuance to, or acquisition by, any person, or group of persons acting jointly or in concert of: (A) more than 50% of our outstanding common shares; or (B) more than 33 1/3% of our outstanding common shares and the election or appointment by such person or persons of their nominees as a majority of the Board; or (ii) the sale of all or substantially all of the assets of Crescent Point. A Change of Control will not occur upon any amalgamation, merger, transfer or other arrangement which does not result in the NEO's termination of employment. In addition, the agreement defines "Good Reason" as, unless consented to in writing by the NEO, any action which at common law constitutes constructive dismissal of the NEO including, without limiting the generality of the foregoing: (i) material decrease in the title, position, responsibility or powers of the NEO; (ii) a requirement to relocate to another city, province, or country; (iii) any material reduction in the value of the NEO's benefits, salary plans and programs; (iv) Crescent Point failing to pay, when due, a material amount payable by it to the NEO pursuant to the agreement; or (v) a reallocation of a material responsibility from the NEO to the Board or a Board member.

Under the employment agreement, following termination, including due to a Change of Control, the NEO may not use for his own purposes any information about Crescent Point that is confidential, or disclose, divulge or communicate orally, in writing or otherwise, to any person or persons, any confidential information, other than when it is necessary in the course of business for the company.

PSU Plan and RSBP

Under the PSU plan, is an NEO resigns for "Good Reason" (as defined therein), a portion of all unvested awards will vest and be paid based on PSU metric achievement and share price as of the termination date. The PSU plan includes change of control provisions with a "double trigger". In the event of a "Change of Control" of Crescent Point resulting in termination, all unvested PSUs will vest and be paid based on actual achievement to the effective date of the Change of Control.

Under the RSBP, on a "Change of Control" of Crescent Point (as defined in the plan, which is similar to the "Change of Control" definition above), all unvested RSUs will vest immediately and become available for redemption within a specified time period, and, failing redemption, the RSUs will be deemed to have been redeemed by the NEO.

Additionally, if an NEO resigns, retires (subject to participation in the Retirement Vesting Program), or is terminated for any reason other than cause, any awards granted under the RSBP or the PSU plan which have not vested at the applicable effective time shall terminate, and the NEO will have a specified time period to redeem any vested RSUs or PSUs, and if not redeemed within the time period, will have been deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period.

The following tables outlines the incremental value NEOs would have been entitled to if a termination of employment or a change of control had occurred on December 31, 2018. No agreements were in place on December 31, 2018. These tables reflect the employment agreements put in place in 2019.

Termination Type	Salary	Benefits	STIP	Share-based Awards[1]
Resignation	None	None	None	Unvested or unpaid awards are immediately forfeited on the termination date
Death	None	None	• Prorated STIP payment to termination date; and • Cash payment equal to the average of the last three years STIP payment	• PSUs vest; • RSUs vest as if employment continued 21 to 24 months, depending on employment agreement; and • Options immediately vest and are exercisable for one year following the date of death
Termination without cause or Resignation for good reason	Cash payment equal to annual salary over the severance period	15% of salary over the severance period	• Prorated STIP payment to termination date; and • Cash payment equal to the average of the last three years STIP payment over the severance period	• PSUs and RSUs continue to vest as if employment continued to end of severance period; and • Options continue to vest and are exercisable for one year following the date of termination
Double trigger change of control	Cash payment equal to annual salary over the severance period	15% of salary over the severance period	• Prorated STIP payment to termination date; and • Cash payment equal to the average of the last three years STIP payment over the severance period	PSUs, RSUs, and Options vest

Termination Reason	Salary $	Benefits $	STIP[1] $	Share-based Compensation[2][3][4] $	Total $
Craig Bryksa					
Resignation	—	—	—	—	—
Death	—	—	224,233	—	224,233
Termination without cause or Resignation for good reason	800,000	120,000	448,467	—	1,368,467
Double trigger change of control	800,000	120,000	448,467	—	1,368,467
Ken Lamont					
Resignation	—	—	—	—	—
Death	—	—	316,871	—	316,871
Termination without cause or Resignation for good reason	660,000	99,000	633,743	—	1,392,743
Double trigger change of control	660,000	99,000	633,743	—	1,392,743
Ryan Gritzfeldt					
Resignation	—	—	—	—	—
Death	—	—	285,335	—	285,335
Termination without cause or Resignation for good reason	670,000	100,500	570,669	—	1,341,169
Double trigger change of control	670,000	100,500	570,669	—	1,341,169
Brad Borggard					
Resignation	—	—	—	—	—
Death	—	—	282,167	—	282,167
Termination without cause or Resignation for good reason	525,000	78,750	493,792	—	1,097,542
Double trigger change of control	525,000	78,750	493,792	—	1,097,542

Notes:

(1) Prorated STIP amount is not included as it is undetermined.

(2) For termination without cause or resignation for good reason, the incremental PSU value represents the estimated market value based on actual performance as of December 31, 2018, a 1x multiplier for unknown achievement, and cash dividends for the period.

(3) For double trigger change of control, the incremental PSU value represents the estimated market value based on actual performance as of December 31, 2018, and cash dividends for the period.

(4) Incremental value calculated using the 5-day volume-weighted average price ending December 31, 2018 of $3.95 per share.

Separation Payments to Former Executives

In 2018, the company made significant changes to the senior leadership team. Mr. Saxberg, former President and CEO and Mr. Smith former Chief Operation Officer departed. Separation amounts for Mr. Saxberg were calculated as per a long-standing employment agreement and in accordance with common law. Separation amounts for Mr. Smith were calculated in accordance with common law. See the 'Summary Compensation Table' section for more information.

Executive Retirement Vesting Program

The company has a Retirement Vesting Program for executives. Eligible executives must have 10 or more years of continuous service on our executive team, provide at least six months' advance notice of retirement to ensure a smooth transition of responsibilities, and agree to standard confidentiality, non-competition, and non-solicitation restrictions for one-year post-retirement. Final approval for executive eligibility and level of participation is at the sole discretion of the Board.

An eligible executive may request to participate in one of two levels:

> **Level 1**: The executive earns incentive awards during the 6-month notice period, however, no PSUs or RSUs will be granted. All outstanding RSUs will forfeit on retirement date, PSUs will continue to vest for 12 months following the retirement date, after which all outstanding PSUs will forfeit, and Options will continue to vest and remain exercisable for 24 months following the retirement date, after which, all outstanding Options will forfeit.
>
> **Level 2**: The executive participates on an executive advisory committee for a 3-year period post retirement date and earns STIP and LTI during the 6-month notice period. All outstanding PSUs and RSUs will continue to vest on the normal vesting schedule following the retirement date and Options will continue to vest and remain exercisable for 24 months following the retirement date, after which, all outstanding Options will forfeit.

LOOKING AHEAD TO 2019

The Board and HRCC continue to address shareholder feedback regarding executive pay expressed through the 2018 say-on-pay vote and through various shareholder outreach initiatives during the year. Looking ahead to 2019, we continue to evaluate and make changes to strengthen the alignment between compensation, strategic goals, and shareholder interests.

The key changes that have been introduced in 2019 include:

- The 2019 STIP scorecard is **heavily weighted to the execution of the strategic goals** outlined in our transition plan.
- **LTI mix has been adjusted to 70% PSUs, 20% RSUs, and 10% Options** to increase LTI weighting to corporate performance and mitigate dilution of our shares when options are granted. It is anticipated that our burn rate in 2019 will drop, due to the reduced option weighting in the LTI mix.
- To align the PSU scorecard with our transition plan and strategic goals, the Board has replaced the PPS and DCIRR metrics with **two new metrics for the PSUs granted in 2019.** New metrics include: a corporate-level return on capital deployed metric; and, execution of the strategic plan over the three-year performance period. Relative TSR will continue to make up at least half of long-term corporate performance evaluation.
- Market aligned **executive employment agreements have been established for all officers.**

The Board and HRCC are committed to stewarding governance best practices and executive compensation plan design and execution that results in a strong link between compensation outcomes, corporate performance, and shareholder interests, while supporting the execution of our transition plan and driving top quartile results.

OTHER INFORMATION

Common Shares Authorized for Issuance Under Equity Compensation Plans

The following table includes information on our RSBP and Stock Option Plan as of December 31, 2018.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] (#)	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans[1][2] (#)
Equity compensation plans approved by shareholders	5,289,799[3][4]	10.03[5]	21,966,683
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Total	**5,289,799**	**n/a**	**21,966,683**

Notes:
(1) This information is as at December 31, 2018.
(2) Securities available for issuance are net of outstanding RSUs and Options.
(3) Assumes that Crescent Point elects to satisfy the payment of the payout amount in respect of all such RSUs through the issuance of common shares. See Appendix A for details of the Restricted Share Bonus Plan.
(4) Outstanding options balance is shown net of future cancellations for departed executives. The number of securities to be issues upon exercise of outstanding options warrants and rights including future cancellations is 6,400,174.
(5) Reflects the weighted average exercise price of outstanding options.

Normal Course Issuer Bid

On January 23, 2019, the TSX accepted Crescent Point's formal notice of intention (the "Notice") to make a Normal Course Issuer Bid ("NCIB") to purchase, for cancellation, up to 38,424,678 common shares, or seven percent of the Company's public float, as at January 14, 2019. The NCIB commenced on January 25, 2019 and is due to expire on January 24, 2020.

Purchases of common shares under the NCIB may be made through the facilities of the TSX, the NYSE and alternative trading systems by means of open market transactions or by such other means as may be permitted by the TSX and under applicable securities laws, including by private agreement pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. The price the Company pays for any common shares is the market price at the time of purchase or such other price as may be permitted by the TSX. Any private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price.

In connection with the NCIB, Crescent Point has entered into an automatic purchase plan ("Plan") with its designated broker to allow for purchases of its common shares during internal blackout periods. Such purchases are at the discretion of the broker based on parameters established by the Company prior to any blackout period or any period when it is in possession of material undisclosed information. Outside of these periods, common shares may be repurchased in accordance with management's discretion, subject to applicable law. The Plan has been reviewed by the TSX and may be terminated by Crescent Point or its broker in accordance with its terms, or will terminate on the expiry of the NCIB.

As of January 14, 2019, the Company had a public float of 548,923,981 common shares and 550,611,816 common shares issued and outstanding. Crescent Point will not acquire, through the facilities of the TSX, more than 1,022,228 common shares during a trading day, being 25 percent of the average daily trading volume of the Company's common shares on the TSX for the six calendar months prior to the date of approval of the NCIB by the TSX (being 4,088,914 common shares), and, in addition, will not acquire per day on the NYSE more than 25 percent of the average daily trading volume for the four calendar weeks preceding the date of purchase, subject to, in both cases, certain exceptions for block purchases.

The actual number of common shares that will be repurchased under the NCIB, and the timing of any such purchases, will be determined by Crescent Point on management's discretion, subject to applicable securities laws. There cannot be any assurances as to how many common shares, if any, will ultimately be acquired by the Company.

A Shareholder may obtain a copy of the Company's notice of intention regarding the NCIB, without charge, on request to the Company.

Indebtedness of Directors, Executives and Others

There is not, and has not been at any time since the formation of Crescent Point, any indebtedness outstanding to Crescent Point from any director, officer, employee, or former executive officer of Crescent Point or any of its subsidiaries or any associate thereof or from Crescent Point.

Interest of Informed Persons in Material Transactions

None of Crescent Point's directors or executives, nor any person who beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the common shares, nor any known associate or affiliate of these persons had any material interest, direct or indirect in any transaction during 2018 which has materially affected Crescent Point, or in any proposed transaction which has materially affected or would materially affect Crescent Point or any of its subsidiaries.

Related Party Transactions

During the year ended December 31, 2018, Crescent Point recorded $11.6 million (December 31, 2017 - $12.9 million) of expenditures in the normal course of business to Secure Energy Services Inc. ("Secure") of which Mr. Amirault is a D&O at Secure, he retired as a director of Crescent Point Board of Directors on March 7, 2019. Secure is one of only a few specialized service providers with the expertise, capacity, and geographical presence to meet our needs. All work awarded to Secure was subject to our comprehensive and competitive request for proposal ("RFP") process. Key factors driving Secure's selection included the unique nature of its proprietary products, its ability to service specific geographic regions in which we operate, proven safety performance record and its competitive pricing.

The services rendered by Secure were for drilling fluids, waste disposal, and mud system rentals. Our RFP process involved the extensive review, analysis, and verification of the technical suitability of the service providers bidding for the work. We also considered whether the services provided by each bidder were technically suitable, relatively consistent with past drilling utilizations, and cost effective. The RFP was managed jointly by our supply management personnel and key technical and operational stakeholders. The bid process was exercised with full transparency and independent judgment. The selection of Secure to provide certain services was considered to be in the best interests of Crescent Point. Mr. Amirault played no role in this process, either on behalf of Secure or on behalf of the company.

Other Matters

Crescent Point knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Additional Information

Additional information relating to the company is on SEDAR at www.sedar.com. Securityholders may contact the company at info@crescentpointenergy.com to request a copy of the company's financial statements and MD&A. Financial information is provided in the company's comparative annual financial statements and MD&A for the financial year ended December 31, 2018.

Auditor of the Company

PricewaterhouseCoopers LLP has served as the auditor of Crescent Point since September 2003.

Non-GAAP Financial Measures

Throughout this information circular, we use the terms "funds flow from operations", "net debt", "net debt to funds flow ratio", "market capitalization", "cost of management ratio", "PPS", "DCIRR", "payout" and "payout ratio". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. Additional information including reconciliations to the nearest GAAP financial measure can be found in our Management's Discussion and Analysis for the year ended December 31, 2018. A copy is available on SEDAR at www.sedar.com, on the EDGAR section of the SEC website at www.sec.gov and on our website at www.crescentpointenergy.com.

Non-standardized and non-GAAP financial measures that are referenced in this document include:

Funds flow from operations ("Funds Flow") is calculated as cash flow from operating activities before changes in non-cash working capital, transaction costs, and decommissioning expenditures. We utilize Funds Flow as a key measure to assess the ability of the company to finance dividends, operating activities, capital expenditures, and debt repayments. Funds Flow as presented is not intended to represent cash flow from operating activities, net earnings, or other measures of financial performance calculated in accordance with IFRS.

We manage and monitor our capital structure and short-term financing requirements using a non-GAAP measure, the ratio of net debt to Funds Flow. Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes. We utilize net debt as a key measure to assess the liquidity of our company. This metric is used to measure our overall debt position and measure the strength of our balance sheet. We monitor this ratio and use it as a key measure in making decisions regarding financing, capital spending and dividend levels.

Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.

Cost of management ratio is calculated as total compensation paid or awarded to NEOs as a percentage of cash flow from operations. It is used to evaluate the cost of management relative to the cash generated by Crescent Point.

DCIRR:

- Calculated using our actual audited drilling, completion and tie-in costs, and using our independent reserve engineering price deck and reserve assignments
- Annual results are averaged
- Used to measure efficient capital allocation, long-term corporate profitability, and shareholder return

PPS:

- PPS: calculated based on debt-adjusted year-over-year fourth quarter production per share growth plus yield
- Yield: calculated using annual dividends paid and the opening share price for the year
- Annual results are averaged
- Used as a measure of production

Payout ratio is calculated on a percentage basis as dividends paid or declared (including the value of dividends issued pursuant to our dividend reinvestment plan and share dividend plan) divided by Funds Flow. Payout ratio is used to monitor the dividend policy and the amount of Funds Flow retained by Crescent Point for capital reinvestment.

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

We believe the presentation of the non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis. Additionally, DCIRR and PPS may be considered oil and gas metrics without a standardized meaning. Readers are cautioned as to the reliability of using DCIRR and PPS to compare to other issuers.

Forward-Looking Statements and Reserves Data

Certain statements contained in this information circular constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the US Exchange Act and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). We have tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this information circular contains forward-looking statements pertaining, among other things, to the following: our governance engagement plans for 2019; expected director retirements in 2019 and related replacement plans; the effects of the state capital reduction; compensation plans and expectations; corporate governance expectations; our commitment to continuous improvement in our corporate governance practices and planned increased disclosure relating thereto; the goals of the transition plan; that continued execution of deliverables will enhance shareholder returns; opportunities to create shareholder value through improved per share metrics, increased free cash flow generation, and net debt reduction; plans to build on success by achieving additional cost savings during 2019, transition plan achievements during the upcoming year creating shareholder value; that the 2019 budget is expected to generate increased corporate returns, capital efficiencies and significant excess cash flow at current strip prices; our continued focus on per share growth and shareholder returns; annual compensation review process; common share price performance goals; expected commodity prices in 2019 and beyond, including the price of WTI used in various metrics and assumptions; our plan to continue to ensure that a majority of executive compensation is at-risk and share-based; our ability to generate excess free cash flow, and the uses to which such cash flow may be applied, including debt reduction and returns of capital to shareholders; future dispositions of non-core assets; planned risk management activities; the expected impact of our transition to our new compensation plan, peer comparability and executive motivation, retention and recruitment; the continued shift in executive compensation in 2019; the potential for Crescent Point to be added to stock indices; the value of PSUs granted in 2019; our plans to further improve investor engagement and Board outreach; termination benefits; and our plans to reduce the use of fresh water across our operations; future estimated payouts pursuant to outstanding RSBP and PSU plans; and the information contained under "Looking Ahead to 2019".

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided.

F&D cost, including changes in future development capital, have been presented in this information circular because they produce a useful measure of capital efficiency. F&D costs, including land, facility and seismic expenditures and excluding changes in future development capital have also been presented because they provide a useful measure of capital efficiency.

FD&A is calculated by dividing the identified capital expenditures including acquisition costs by the applicable reserve additions. FD&A can include or exclude changes of future development costs. In addition to being a component of the recycle ratio, FD&A is also a measure of capital efficiency.

Net asset value (NAV) is a snapshot in time as at year-end, and is based on the Company's reserves evaluated using the independent evaluators forecast for future prices, costs and foreign exchange rates.

Recycle ratio is calculated as operating netback divided by F&D or FD&A costs. We use recycle ratio for our own performance measurements and to provide shareholders with measures to compare our performance over time.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. We believe that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, these forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in our Annual Information Form for the year ended December 31, 2018 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2018, under the headings "Risk Factors" and "Forward-Looking Information" and other factors, many of which are outside the control of Crescent Point. The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2018, under the headings "Marketing and Prices", "Dividends", "Capital Expenditures", "Decommissioning Liability", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Changes in Accounting Policies", "Risk Factors" and "Outlook". The impact of any one risk, uncertainty, or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and our future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect our operations or financial results are included in Crescent Point's reports on file with Canadian and US securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

This information circular contains oil and gas metrics. Some of these oil and gas metrics do not have a standardized meaning and should not be used to make comparisons. Readers are cautioned as to the reliability of the oil and gas metrics when comparing against other issuers.

For the years ended December 31, 2018 and 2017 we filed our reserves information under National Instrument 51-101 - Standards of Disclosure of Oil and Gas Activities ("NI 51-101"), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.

All reserves data has been extracted from annual reserve reports prepared by independent reserves evaluators in compliance with NI 51-101. Summaries of those reserve reports are contained in the company's Annual Information Forms filed on SEDAR.

There are numerous significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the SEC requirements and NI 51-101. For example, the SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires disclosure of the company's gross reserves, before royalties, using forecast pricing and costs. Therefore, the difference between the reported numbers under the two disclosure standards can be material.

APPENDIX A

Restricted Share Bonus Plan

Purpose

The purpose of the RSBP is to provide our employees and directors with long-term share-based compensation that provides ownership in the company, and thereby, as owners, a vested interest in the company's continued success.

Participation

Under the terms of the RSBP, any employee, director, officer, or consultant of Crescent Point who, in each case, in the opinion of the Board, holds an appropriate position with Crescent Point to warrant participation in the RSBP (collectively, the "Participants") may be granted restricted shares which vest over time and, upon vesting, can be redeemed by the holder for cash or common shares at the sole election of the Board. The RSBP is administered by the Board. The company is authorized to issue up to a maximum of 37,500,000 common shares (being approximately 6.9% of the company's issued and outstanding common shares as of May 2, 2019) pursuant to the redemption of restricted shares granted under the RSBP. As of May 2, 2019, 11,603,860 common shares (or approximately 2.1% of the company's then issued and outstanding common shares) remained available for issuance under the RSBP.

Value and Payout

The value of a restricted share award can be viewed as the fair value on grant date or as the fair value on vest date, which would reflect any change in common share price and the accumulation of the Dividend Amounts. In this way, Participants are rewarded for their efforts in the year in which the restricted shares are granted and are also provided with additional incentive for their continued efforts in promoting the success of Crescent Point. See the 'Long-term Incentives' and 'Share-based Compensation' sections for descriptions of how the RSBP is applied to executives and directors, respectively, as part of Crescent Point's compensation plan.

The Board determines the vest schedule for each restricted share grant with a maximum vest of three years. Upon redemption, Crescent Point is required to pay to the Participant the fair market value of the redeemed restricted shares, based on the 5-day volume-weighted average price immediately preceding the redemption date, plus any accrued but unpaid Dividend Amounts (as defined below), net of required withholding taxes, in respect of the restricted shares (the "Payout Amount"). The Payout Amount may be satisfied by Crescent Point making cash payment, purchasing common shares in the market and delivering such common shares to the Participant, or by issuing common shares from treasury. In addition, commencing from and after the grant date until the earlier of the redemption date or the date on which such restricted shares terminate in accordance with the terms of the RSBP, each Participant shall be entitled to receive, in respect of each restricted share held by the Participant, an amount equal to the per common share amount of any dividend paid by Crescent Point to the holders of common shares ("Dividend Amount"). The Board has discretion to pay the Dividend Amounts on unvested restricted shares throughout the vest period, but effective January 1, 2017, directors and executives will only be paid Dividend Amounts upon vest of restricted shares.

5% Cross-Limit

No restricted shares shall be granted to any one Participant if the total number of common shares issuable or purchased on behalf of the Participant, together with any common shares reserved for issuance to the Participant under restricted shares, options to purchase common shares for services or any other share compensation arrangement of Crescent Point would exceed 5% of the aggregate issued and outstanding common shares.

Non-assignability, Insider Limits, and Other Limitations

RSUs granted under the RSBP are non-assignable and non-transferable by a Participant, other than certain rights that pass to a Participant's beneficiary or estate upon death or incompetency, and expire on December 31 of the third year following the year in which the original grant is made. The RSBP provides that no common shares may be issued to, or purchased on behalf of, a Participant under the RSBP if the issuance, together with issuance under

any other share compensation arrangements, could result, at any time, in: (i) the number of common shares reserved for issuance pursuant to issuances or purchases under the RSBP in respect of redeemed restricted shares granted to insiders exceeding 10% of the aggregate issued and outstanding common shares; (ii) the issuance to insiders, of common shares exceeding within a one year period, 10% of the aggregate issued and outstanding common shares; or (iii) the issuance to any one insider, or such insider's associates exceeding, within a one year period, of common shares exceeding 5% of the aggregate issued and outstanding common shares. In addition to the foregoing limitations: (i) the number of common shares that may be issued to non-employee directors pursuant (together with those common shares which may be issued pursuant to any other share compensation arrangement of Crescent Point) after July 2, 2009 shall not exceed 0.25% of the total number of issued and outstanding common shares from time to time on a non-diluted basis; and (ii) the value of any grants of restricted shares, together with the value of all other rights granted under any share compensation arrangement of Crescent Point shall not exceed $150,000 per year per non-employee director.

Vesting and Termination of Rights

In the event of a "change of control" of Crescent Point, as defined in the RSBP, the vesting provisions attaching to the restricted shares will be accelerated and all unexercised restricted shares will become available for redemption as follows: (a) in the event of any change of control other than by way of a take-over bid, restricted shares will be available for redemption for a period of 30 days from the effective date of the change of control or until the expiry date of the restricted shares, if earlier (the "Exercise Period") and, failing redemption, will be deemed to have been redeemed and the Board will be deemed to have received a redemption notice in respect of the restricted shares immediately prior to the close of business on the last day of the Exercise Period; and (b) in the event of a change of control arising as a result of a take-over bid, restricted shares will be available for redemption for a period commencing immediately following the completion of the take-over bid and ending on the earlier of the tenth day following the completion of the take-over bid or the expiry date of the restricted shares (the "Take-over Exercise Period") and, failing redemption, will be deemed to have been redeemed and the Board will be deemed to have received a redemption notice in respect of the restricted shares immediately prior to the close of business on the last day of the Take-over Exercise Period.

In the event a Participant's employment with Crescent Point is terminated or is alleged to have been terminated for cause, as defined in the RSBP, any restricted shares granted which have not vested will immediately terminate.

Unless the directors' resolution passed at the time of grant provides otherwise, and subject to the application of the our Retirement Vesting Program, in the event: (i) a Participant resigns, retires or is terminated for any reason other than for cause; (ii) a Participant ceases to be a consultant, as defined in the RSBP; or (iii) ceases to be a director of Crescent Point, and, in each circumstance, where the Participant no longer continues to qualify as a Participant under the RSBP, any restricted shares granted which have not vested at the applicable effective time will terminate and the Participant will have 90 days from the effective time, or the expiry date for any vested restricted shares, if earlier, to redeem and, if not redeemed within that time period, will be deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period.

During the first 120 days of a Participant's leave, as defined in the RSBP, restricted shares continue to vest; on the 121st day of the Participant's leave, any unvested restricted shares terminate. Any vested restricted shares remain available for redemption for a period of one year following the 121st day of leave or until the expiry date, if earlier. Failing redemption, vested restricted shares will be deemed to be redeemed. Upon return to work following leave, the Participant will be eligible to receive grants of restricted shares upon the first January 1, April 1, July 1, or October 1 following his or her return from leave.

Upon the death of a Participant, his or her unvested restricted shares will terminate and vested restricted shares as at the date of death shall remain available for redemption by the executor, administrator or personal representative of the Participant for a period of one year from the date of death or until the expiry date, if earlier, and, failing redemption, vested restricted shares will be deemed to have been redeemed immediately prior to the close of business on the last day of such exercise period.

Amendments

Under the RSBP, the Board may amend, suspend or terminate the RSBP without shareholder approval, provided that no amendment, suspension, or termination may be made without obtaining any required approval of any regulatory authority or stock exchange or the consent or deemed consent of a Participant where amendment, suspension, or termination materially prejudices the rights of the Participant.

The Board may not, however, without the approval of the shareholders, make amendments to the RSBP: (a) to increase the maximum number of common shares that may be issued by Crescent Point from treasury pursuant to restricted shares granted under the RSBP; (b) to extend the expiry date of restricted shares for the benefit of an insider; or (c) to amend the amendment provisions under the RSBP, increase the maximum number of common shares that may be issue to non-employee directors under the company's share compensation arrangements above 0.25% of Crescent Point's issued and outstanding shares, or increase the maximum value of equity award grants to individual non-employee directors above $150,000 per year.

The Board may, without the approval of the shareholders, amend any term of any outstanding restricted share (including, without limitation, the vesting and expiry of the restricted share), provided that: (a) any required approval of any regulatory authority or stock exchange is obtained; (b) if the amendments would reduce the fair market value or extend the expiry date of restricted shares previously granted to insiders, approval of the shareholders must be obtained; (c) the Board would have had the authority to initially grant the restricted share under the terms so amended; and (d) the consent or deemed consent of the Participant is obtained if the amendment would materially prejudice the rights of the Participant under the restricted share.

Other Provisions

If the authorized number of common shares as presently constituted is changed by subdivision, consolidation, reorganization, amalgamation, arrangement, merger, reclassification or other like transaction (excluding the payment of dividends), the maximum aggregate number of common shares which may be issued from treasury by Crescent Point under the RSBP and the class of common shares which may be issued by Crescent Point or purchased will, in any case in which an adjustment in the opinion of the Board would be proper, be adjusted so as to appropriately reflect the change.

Should changes be required to the RSBP by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the RSBP or Crescent Point now is or becomes subject, changes will be made as necessary to conform with such requirements and, if changes are approved by the Board, the RSBP will remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

The terms of restricted shares that were or are in the future granted, subject to the terms of the Retirement Vesting Program, are effectively amended as necessary to allow the provision of the Retirement Vesting Program to be given effect. See the 'Executive Retirement Vesting Program' and 'Director Retirement Vesting Program' for more information.

A copy of the present form of the RSBP is accessible on the SEDAR website at www.sedar.com (filed under the filing category Documents Affecting Rights of Securityholders).

APPENDIX B

Performance Share Unit Plan

Purpose

The PSU plan is designed to (a) promote further alignment of interests between designated employees ("Designated Employees") and shareholders by providing such persons with the opportunity to participate in an increase in the equity value of the company taking into account the performance of the company relative to its peers and company targets; (b) provide compensation for such employees that is reflective of the responsibility, commitment and risk accompanying their management role over the medium term; and (c) provide a retention incentive to Designated Employees over the medium term.

General

Awards under the plan, which are approved by the Board based on recommendations from the HRCC, are notional share-based awards, so the plan is non-dilutive.

The ultimate value of PSU awards depends on the company's three-year total shareholder return ("TSR") performance relative to our performance peer group, the company's achievement of company performance standards and our share price at the end of the vesting period.

Performance Period

The performance period for each applicable grant under the plan commences, unless the Board determines otherwise, on January 1 of the calendar year in which the grant is made and ends on the third December 31st following the grant.

Performance Factors

Under the plan, PSUs vest best on the relative achievement of: (i) the company's total shareholder return against the total shareholder return of a peer group; and (ii) the company's achievement of company performance standards. The relative weightings of these performance metrics as between each other is determined by the Board at the time of grant, as is the payout multiplier range (between 0-2 times) associated with each performance standard. In addition, the calculation of the company performance standards and related achievement levels for a given grant may be modified by the HRCC or Board to take into account changes in WTI over the applicable performance.

Vesting

PSUs cliff vest at the end of the three-year performance period. PSUs earn dividend equivalents at the same rate as dividends paid on our shares during the performance period. The number of PSUs that vest at the end of a given performance period will depend on the company's achievement of its performance factors during such period, as described in more detail above.

Payment of PSUs

Subject to the more detailed provisions described below, each Designated Employee who continues in employment with the company or an affiliate at the last day of a performance period relating to the grant of PSUs shall receive a cash payment (if any), less required source deductions, equal to the market value of the Designated Employee's vested PSUs relating to the performance period.

So long as our common shares trade on the TSX, the market value of the vested PSUs for a performance period means the volume weighted average trading price of the shares on the TSX (NYSE for our U.S. employees) for the five Business Days immediately following the end of such performance period.

Termination
Unless otherwise determined by the HRCC, Designated Employees who are (i) terminated for cause, or (ii) who voluntary terminate their employment, will not be entitled to any payment of unvested PSUs or dividend equivalents relating to performance periods in which such termination date occurs.

In the event of an involuntary termination, other than for cause, or a resignation for "good reason", in each case where there has been no change of control, Designated Employees will be entitled to a cash payment, to which he or she would have been entitled for outstanding PSUs that he or she would have been entitled to had he or she continued in employment until the severance date, less required source deductions, based on a combination of actual achievement (for TSR) and deemed achievement, such payment to be made within the calendar year in which the termination or resignation occurs. A similar approach is taken in the event of the Designated Employee's death.

The PSU plan contains a double trigger in the event of a change of control. As result, upon a change of control occurring, if either (i) the potential successor does not assume the company's obligations with respect to each grant; or (ii) the success or does assume the obligations, but terminates the Designated Employee without cause or the Designated Employee resigns for "good reason", the outstanding PSUs granted to such Designated Employee shall immediately vest and payout based on a combination of actual achievement and deemed achievement. Notwithstanding the foregoing, in the event of a change of control, the Board may, in advance of the effective date of the change, elect to accelerate the vest dates for any outstanding PSU grants and pay them out in a manner similar to the foregoing.

In the event of retirement or disability, Designated Employees will be entitled to a cash payment, less required source deductions, based on the actual achievement of TSR and the company performance objectives during and to the end of the performance period in which the retirement or disability occurred, such payment to be made in the calendar year following the end of the applicable performance period.

Each Designated Employee who has a leave during a performance period shall have his or her PSUs that are outstanding during the leave treated in the manner contemplated by the company's Compensation During Approved Leave Policy.

Assignment and Amendment

The interests of Designated Employees under the PSU plan are not assignable. The PSU plan may be amended or terminated at any time by the Board, except as to rights already accrued under the plan by Designated Employees.

APPENDIX C

Stock Option Plan

Purpose

The purpose of the Stock Option Plan is to enable the company's Board (or any other committee or officer of the company to which the Board has delegated the administration of the Stock Option Plan) to grant to key employees and officers options ("Options") to acquire common shares.

Plan Maximum

Under the terms of the Plan, the aggregate number of common shares that may be subject to all outstanding Options shall not exceed 13 million common shares. The number of common shares (i) issued to insiders of Crescent Point pursuant to Options within any 1-year period or (ii) issuable to such insiders at any time under the Plan, when combined with those issued or issuable under any other share-based compensation arrangement of Crescent Point, cannot, in either case, exceed, in the aggregate, 10% of the issued and outstanding common shares from time to time.

Insider Limitations

The maximum number of common shares that may be issued to any one insider (and such insider's associates) under the Stock Option Plan and any other share-based compensation arrangement within a 1-year period is 5% of the aggregate issued and outstanding common shares.

Non-executive directors are not allowed to participate in the Plan.

5% Cross-Limit

The Plan also stipulates that no Options shall be granted to an individual officer or employee if the total number of common shares issuable to or on behalf of such eligible officer and employee, reserved for issuance under the Stock Option Plan and any other share based compensation arrangement, would exceed 5% of the aggregate issued and outstanding common shares.

Exercise Provisions and Non-assignability

Under the Stock Option Plan, the exercise price of an Option cannot be less than that permitted by the TSX and in no case less than the closing trading price of the common shares on the TSX on the business day immediately preceding the date of grant or, if such common shares are not listed and posted for trading on the TSX, at the fair market value as determined by the Board.

The exercise price for any Option granted to a U.S. optionholder pursuant to the Plan shall be not less than the fair market value of such common shares at the time such Option is granted, as determined under the Stock Option Plan. If the common shares are listed on a public stock exchange, fair market value with respect to any Option granted to a U.S. optionholder shall be the closing trading price of the common shares on the business day immediately preceding the date of grant.

Optionholders may either exercise their Options to purchase common shares or, if the company concurs, surrender their Options for a cash payment in an amount equal to the aggregate positive difference, if any, between the market price and the exercise price of the number of common shares in respect of which the Options are surrendered. Alternatively, optionholders may also, if the company concurs, surrender their Options for common shares having a value equivalent to such cash payment. Options may be exercised in whole or in part. In order for Crescent Point to comply with applicable income tax and related withholding obligations with respect to stock option exercises, optionholders are required, when exercising Options, to provide Crescent Point with the necessary funds to satisfy such obligations and Crescent Point has the irrevocable right to set off any amounts required to be withheld against amounts otherwise owed to optionholders or to make such other arrangements as are satisfactory to Crescent Point.

No financial assistance is provided by Crescent Point to optionholders to facilitate the exercise of Options. Options may be exercised only by the optionholder and are not assignable or transferable, except on death in which case the personal representative of the optionholder may exercise such Options to the extent the holder was entitled at the date of death.

Option Vesting and Term

The Stock Option Plan provides that Options may be granted for a term not exceeding seven years from the date of the grant.

Black-Out Periods

Under the Stock Option Plan, if the expiry date of an Option falls on, or within nine business days immediately following, a date upon which an optionholder is prohibited from exercising an Option due to a black-out period or other trading restriction imposed by the company, then the expiry date of such Option shall be automatically extended to the tenth business day following the date the relevant black-out period or other trading restriction imposed by the company is lifted, terminated or removed.

Termination of Rights

The Option Plan provides that, in the event an optionholder is terminated for cause or resigns and, therefore, ceases to be an officer or employee of the company, any Options granted to such optionholder shall terminate and be of no further force or effect from and after the date of such termination or resignation. In the event that any optionholder is terminated without cause, any Options granted to the optionholder which have not yet vested as at the effective date of such termination shall continue to be eligible to vest for one year following the date of termination, and such optionholder shall have a period of one year from the date of termination or until the expiry date (if earlier) for such vested Options to exercise any vested Options (if earlier).

In the event that an optionholder retires or is unable to fulfill his or her obligations under his or her employment agreement for a period of six months due to mental or physical disability, any Options granted to such optionholder shall continue to be eligible to vest for twenty-four months following the retirement or disability date, and the optionholder shall have twenty-four months from the date of such retirement or disability date, or until the expiry date for such vested Options (if earlier), to exercise any vested Options that are outstanding.

An optionholder on any "leave", as defined in the company's Compensation During Approved Leave Policy, as the same may be amended or replaced from time to time, will continue to remain eligible to be granted Options pursuant to the Stock Option Plan without regard to the leave. While on leave outstanding Options will continue to vest pursuant to the related Option Agreement without regard to the leave and vested Options shall remain available for exercise by the optionholder until the expiry date in respect of such vested Options (the "Exercise Period"), and all Options that are outstanding immediately following the expiry of the Exercise Period will expire and terminate and be of no further force or effect whatsoever.

In the event of the death of an optionholder, all granted and unvested Options shall immediately vest and the optionholder shall have a period of one year from the date of death of the optionholder or until the expiry date (if earlier) for such options to exercise any Options.

The foregoing descriptions of the termination of Options are all subject to any exercise restrictions resolved by the Board with respect to any particular grant of Options.

Change of Control, Sale, or Takeover Bid

A change of control occurs if (i) the company enters into an agreement resulting in a person or persons acquiring more than 50% of the combined rights of the company's then outstanding common shares; (ii) the passing of a resolution by the Board or shareholders to substantially liquidate or wind up the business or significantly rearrange the company's affairs; or (iii) a change to the majority of the Board at a meeting in which the election of directors is contested. Notwithstanding any other provision of the Stock Option Plan, in the event of either a sale by the company of all or substantially all of its assets or a change of control and the subsequent termination of the optionholder within

24 months of such event, then all Options held by an optionholder shall become vested and optionholders may exercise or surrender, in full or in part, any unexercised Options during the earlier of the term of the Options or within 90 days after the date of their termination of employment with the company.

Adjustments

Subject to any required action of the shareholders, if the company is a party to any reorganization, merger, dissolution or sale of all or substantially all its assets, then, subject to any determination made by the Board, each Option shall be adjusted so as to apply to the securities to which the holder of the number of common shares subject to the Option would have been entitled by reason of such reorganization, merger or sale or lease of all or substantially all of its assets: provided, however, that the company may satisfy any obligations to an optionholder by paying in cash the difference between the exercise price of all unexercised Options granted and the fair market value of the securities to which the optionholder would be entitled upon exercise of all unexercised Options, regardless of whether all conditions of exercise relating to continuous employment or service have been satisfied.

In the event of any subdivision or consolidation of the common shares into a greater or lesser number of common shares, Options shall become exercisable for the greater or lesser number of common shares proportionally resulting from such subdivision or consolidation of the common shares.

In the event of any change of the common shares, the company shall thereafter deliver at the time of the exercise of the Option the number of securities of the appropriate class resulting from the said change as the exercising holder of the Option would have been entitled to receive in respect of the number of securities so purchased had the Option been exercised before such change, subject to regulatory approval.

Amendments

The Option Plan may be amended, suspended, or discontinued by the Board from time to time provided that no such amendment may adversely alter or impair any Option previously granted without the prior written consent of the holder thereof. Any amendment to the Stock Option Plan or any Options that is adverse or detrimental to holders of existing Options and is not required by applicable laws shall, unless otherwise consented to, only apply to Options granted after the effective date of such amendment.

The Board may, in its sole discretion and without the approval of the shareholders or existing holders of Options make any amendments to the Plan and/or any Options that it deems necessary or advisable, including without limitation: (i) any amendments to the provisions of the Plan respecting the persons eligible to receive Options; (ii) changes to the terms or conditions of vesting applicable to any Option; (iii) acceleration of the expiry date or any changes to the termination provisions of an Option; (iv) amending the adjustment provisions of the Plan; (v) making amendments of a housekeeping nature or that are necessary to comply with applicable laws or regulatory requirements; (vi) altering the mechanics of the exercise of the Options; (vii) amending the provisions dealing with the administration of the Stock Option Plan and (viii) any other amendment that does not require shareholder approval under the rules, regulations and policies of the TSX.

Notwithstanding the foregoing, approval of the shareholders of the company will be required for amendments: (i) to increase the number of Common Shares issuable under the Plan; (ii) to increase or remove the insider participation limits set out in the Plan; (iii) to add any financial assistance provision to, or change the assignment and transferability provisions of, the Plan; (iv) to extend the expiry date of any Options; (v) to reduce the exercise price of any Options or otherwise effectively re-price any Options; (vi) to the amending provisions under the Plan; (vii) to extend the Plan's maximum Option term beyond seven years; (viii) to allow non-executive directors to participate in the Plan; or (ix) that otherwise require shareholder approval under the rules, regulations and policies of the TSX.

In addition, any amendment to this Plan or any Options that is adverse or detrimental to holders of existing Options and is not required by applicable laws or regulations (as determined by the Board of Directors in its sole discretion) shall, unless it is consented to by such holders, only apply to Options granted after the effective date of such amendment.

As at April 10, 2019, there were 3,048,887 Options issued and there are 13 million common shares reserved for issuance under the Stock Option Plan, representing approximately 2.4% of the total number of outstanding common shares as at such date.

A copy of the present form of the Stock Option Plan is accessible on the SEDAR website at www.sedar.com (filed under the filing category Documents Affecting Rights of Securityholders).

APPENDIX D

Deferred Share Unit Plan

Purpose

The purpose of the DSU Plan is to provide our non-employee directors an alternative long-term share-based compensation component that provides alignment with shareholders as well as the ability to defer the compensation benefit and taxability thereof until after ceasing to be a director of the company.

Participation

Under the terms of the DSU Plan, selected officers, employees and directors, who, in the opinion of the Board, warrant participation in the DSU Plan (the "DSU Participants"), may be granted DSUs. As at the date hereof, only non-employee directors have been granted DSUs.

Participants that are directors must elect to receive DSUs prior to the year in which the director remuneration will be earned, unless they are elected or appointed part way through a year, in which case they must elect within 30 days of being elected or appointed to receive DSUs for that year. DSU Participants that are officers or employees must elect to receive DSUs in lieu of all or a portion of their annual bonus entitlement or profit share for the year within 30 days after being notified by the company of the individual's bonus entitlement or profit share for the year.

DSU Accounts

Crescent Point establishes an account for each DSU Participant and all DSUs are credited to the applicable account as of the grant date. The number of DSUs to be credited to an account is determined by dividing the dollar amount elected by the DSU Participant by the 1-day volume-weighted average price on the grant date. On the last day of each fiscal quarter or as soon as possible thereafter, for any dividend paid on common shares during the fiscal quarter, we calculate the rate per common share (the "Dividend Rate") and, within 10 business days of the applicable fiscal month end, the account is credited with an additional number of DSUs equal to the number of DSUs in the applicable account on the record date multiplied by the Dividend Rate. All DSUs vest immediately upon being credited to a DSU Participant's account.

Payment

A DSU Participant is not entitled to any payment of any amount in respect of DSUs until the DSU Participant ceases to be an employee or director of the company, as the case may be, for any reason whatsoever. Upon the DSU Participant ceasing to be an employee or director of the company, the DSU Participant is entitled to receive a lump sum cash payment, net of applicable withholding taxes, equal to the number of DSUs in the DSU Participant's account on the date the DSU Participant ceased to be an employee or director multiplied by the 5-day volume-weighted average price immediately preceding the date. Crescent Point will make a lump sum cash payment by the end of the calendar year following the year in which the DSU Participant ceased to be an employee or director (or, in the case of a US director, on or before December 31 of the calendar year in which the director ceases to be an employee or director, or, if later, on or before the 15th day of the third month following the date of cessation, provided the director shall not be permitted to influence the year of payment).

US Tax Matters

On March 10, 2015, the Board amended the DSU Plan to include provisions that govern US citizens and residents in conformity with Section 409A of the US Internal Revenue Code. This amendment was made to explicitly disclose certain tax consequences associated with participation in the DSU Plan by eligible US citizens and US residents.

APPENDIX E

Board of Directors Mandate

General

The fundamental responsibility of the board of directors (the "Board") of Crescent Point Energy Corp. (the "Corporation") is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

Responsibilities

1. **Executive Team**

   (a) Appoint the Chief Executive Officer ("CEO") and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

   (b) In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.

   (c) Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

   (d) Establish limits of authority delegated to management.

2. **Operational Effectiveness and Financial Reporting**

   (a) Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

   (b) Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

   (c) Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

   (d) Ensure that an adequate system of internal control exists.

   (e) Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.

   (f) Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

   (g) Approve annual operating and capital budgets.

   (h) Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

   (i) Review operating and financial performance results relative to established strategy, budgets and objectives.

3. **Integrity/Corporate Conduct**

   (a) Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

   (b) Approve a Code of Conduct for directors, officers, employees, contractors and consultants and monitor compliance with the Code and approve any waivers of the Code for officers and directors.

4. **Board Process/Effectiveness**

(a) Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

(b) Engage in the process of determining Board member qualifications, including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 *Disclosure of Corporate Governance Practices* (as implemented by the Canadian Securities Administrators and as amended or replaced from time to time).

(c) Approve the nomination of directors.

(d) Provide a comprehensive orientation to each new director.

(e) Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

(f) Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

(g) Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

(h) Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

(i) Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

(j) Independent directors shall meet regularly without non-independent directors and management participation.

(k) In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws and the agreements governing applicable policies and practices and other statutory and regulatory obligations of the Corporation.

Review of Mandate

The Board of Directors shall review the adequacy of this mandate annually or otherwise as it deems appropriate (so long as such review is conducted at least on an annual basis). Such review shall include the evaluation of the performance of the Board in light of this mandate.

Any questions and requests for assistance may be directed to the Strategic Shareholder Services Advisor and Proxy Solicitation Agent:

KINGSDALE Advisors

The Exchange Tower
130 King Street West, Suite 2950, PO Box 361
Toronto Ontario, Canada M5X 1E2

North American Toll Free Phone:

1-888-518-6559

Email: contactus@kingsdaleadvisors.com

Facsimilie: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Your vote is important!

Please read the enclosed information circular about the business of the meeting and to learn more about our company.

Annual & Special Meeting of Shareholders

June 14, 2019

Hyatt Regency Calgary, Imperial Ballroom
700 Centre Street SE, Calgary, AB T2G 5P6

10:00am MDT

Crescent Point

Head Office
Suite 2000, 585 8 Avenue S.W.
Calgary, AB Canada T2P 1G1

T 403.693.0020
F 403.693.0070
Toll Free 888.693.0020

www.crescentpointenergy.com